Form 40-F
period 2002-12-31
FAIRFAX FINANCIAL HOLDINGS LTD/ CAN
filed 2003-05-21
CIK 915191

U.S. Securities and Exchange Commission
Washington, D.C. 20549
Form 40-F

[Check one]

☐	Registration statement pursuant to section 12 of the Securities Exchange Act of 1934

or

☑	Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2002     Commission File Number 033-71976

FAIRFAX FINANCIAL HOLDINGS LIMITED
(Exact name of Registrant as specified in its charter)

Canada
(Province or other jurisdiction of incorporation or organization)

6331
(Primary Standard Industrial Classification Code Number (if applicable))

95 Wellington Street West
Suite 800
Toronto, Ontario Canada
M5J 2N7
(416) 367-4941
(Address and telephone number of Registrant’s principal executive offices)

Not Applicable
(I.R.S. Employer Identification Number (if applicable))

CT Corporation System
111 Eighth Avenue, 13th floor
New York, NY 10011
U.S.A.
(212) 894-8700
(Name, address (including zip code) and telephone number (including area code)
of agent for service in the United States)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Subordinate Voting Shares	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Not Applicable

For annual reports, indicate by check mark the information filed with this Form:

☑ Annual information form      ☑ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Subordinate Voting Shares     13,391,918
Multiple Voting Shares              1,548,000

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes _________                82- _________                 No           ✓

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ✓	No ___________

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2002

May 15, 2003

FAIRFAX FINANCIAL HOLDINGS LIMITED
ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2002

May 15, 2003

INDEX

	Page Reference

	Annual Information	2002
	Form	Annual Report(1)

CORPORATE STRUCTURE
Name and Incorporation	2
Principal Subsidiaries	2
GENERAL DEVELOPMENT OF THE BUSINESS	4
Number of Employees	4
NARRATIVE DESCRIPTION OF THE BUSINESS
Review of Business		5-22
Segmented Information		44-45
Sources of Revenue		51-52
Insurance and Reinsurance Operations		2-3, 11-15, 54-102
Runoff Operations		3-4, 61-64, 79-81
Claims Adjusting Operations		4, 15, 64
Investments		18-20, 104-109
SELECTED CONSOLIDATED FINANCIAL INFORMATION
Consolidated Financial Statements		24-28
Notes to Consolidated Financial Statements		30-50
Consolidated Financial Summary		129
Financial Position		16-17, 109-113
Net Earnings		10-11, 52-66
Dividends	5
MANAGEMENT’S DISCUSSION AND ANALYSIS		51-116
MARKET FOR SECURITIES	5
DIRECTORS AND OFFICERS
Directors of the Corporation	6
Officers of the Corporation	6
Directors and Officers — Ownership of Securities	7
ADDITIONAL INFORMATION	7

(1)	Incorporated by reference from the Fairfax Financial Holdings Limited 2002 Annual Report

Except as otherwise noted, all information given is at, or for the fiscal year ended, December 31, 2002.

Copies of this Annual Information Form, as well as copies of the Fairfax Financial Holdings Limited 2002 Annual Report (part of which is incorporated herein by reference), may be obtained from the Corporate Secretary, at Suite 800, 95 Wellington Street West, Toronto, Ontario, M5J 2N7. See “Additional Information”.

CORPORATE STRUCTURE

Incorporation of the Issuer

Fairfax Financial Holdings Limited (“Fairfax” or the “Corporation”) was incorporated under the Canada Corporations Act on March 13, 1951 and continued under the Canada Business Corporations Act in 1976. Its original name of Markel Service of Canada Limited was subsequently changed to Markel Financial Holdings Limited and, in May 1987, to Fairfax Financial Holdings Limited.

Various amendments to its articles have established the existing classes of shares: preferred shares, and multiple voting and subordinate voting (common) shares.

The registered and head office of the Corporation is located at 95 Wellington Street West, Suite 800, Toronto, Ontario M5J 2N7.

Subsidiaries

The following are Fairfax’s principal subsidiaries as at December 31, 2002. Indented companies are subsidiaries of the non-indented company which precedes them. At May 15, 2003, all subsidiaries are wholly owned (TRG Holding Corporation as to a 100% economic and voting interest), directly or through another subsidiary, except for Odyssey Re Holdings, a public company of which Fairfax owns 80.6% and Lindsey Morden Group Inc., a public company of which Fairfax owns 75.0% of the equity and 89.5% of the votes.

Name	Jurisdiction of Incorporation

Insurance subsidiaries
Commonwealth Insurance Company	Canada
Commonwealth Insurance Company of America	Washington
Crum & Forster Holding Inc.	Delaware
United States Fire Insurance Company	New York
The North River Insurance Company	New Jersey
Seneca Insurance Company, Inc.	New York
Falcon South East Asia Limited	Hong Kong
Federated Holdings of Canada Ltd.	Canada
Federated Insurance Company of Canada	Canada
Federated Life Insurance Company of Canada	Canada
Lombard General Insurance Company of Canada	Canada
Lombard Insurance Company	Canada
Zenith Insurance Company	Canada
Markel Insurance Company of Canada	Canada
Old Lyme Insurance Company of Rhode Island, Inc.	Rhode Island
OdysseyRe Group reinsurance subsidiaries
Odyssey Re Holdings Corp.	Delaware
Odyssey America Reinsurance Corporation	Connecticut
Odyssey Reinsurance Corporation	Delaware
Other reinsurance subsidiaries
CRC (Bermuda) Reinsurance Limited	Canada
Wentworth Insurance Company Ltd.	Barbados
Runoff subsidiaries
TRG Holding Corporation	Delaware
The Resolution Group, Inc.	Delaware
RiverStone Group LLC	Delaware
RiverStone Resources LLC	Delaware
TIG Insurance Company	California
ORC Re Limited	Ireland
Sphere Drake Insurance Limited	U.K.
RiverStone Insurance (UK) Limited	U.K.

Name	Jurisdiction of Incorporation

Claims adjusting subsidiaries
Lindsey Morden Group Inc.	Canada
Cunningham Lindsey Canada Limited	Canada
Cunningham Lindsey U.S., Inc.	Texas
Cunningham Lindsey Claims Management, Inc.	Delaware
Cunningham Lindsey Europe B.V.	Netherlands
Cunningham Lindsey United Kingdom	U.K.
Cunningham Lindsey International Ltd	U.K.
Investment management subsidiary
Hamblin Watsa Investment Counsel Ltd.	Canada

GENERAL DEVELOPMENT OF THE BUSINESS

Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property, casualty and life insurance and reinsurance, investment management and insurance claims management.

The total assets of Fairfax have increased from $32.0 billion as at December 31, 1999 to $35.1 billion as at December 31, 2002. During this same period common shareholders’ equity has increased from $3.1 billion to $3.4 billion. For the year ended December 31, 1999 Fairfax had revenue of $5.8 billion and net earnings of $124.2 million. For the year ended December 31, 2002 Fairfax had revenue of $8.0 billion and net earnings of $415.7 million.

Significant events for Fairfax in the last three years include:

•	Effective August 31, 2000, Crum & Forster purchased Sen-Tech Holdings, Inc. (and its wholly-owned subsidiary, Seneca Insurance Company, Inc.) for US $65 million cash.

•	Effective December 21, 2000, Crum & Forster purchased Transnational Insurance Company for US $17 million cash.

•	On June 14, 2001, Odyssey Re Holdings Corp. (OdysseyRe), the U.S. holding company for Odyssey America Re and its subsidiaries, issued 17,142,857 common shares, in an initial public offering, at US$18 per share for net proceeds of US$284.8 million. Fairfax and its wholly-owned subsidiary, TIG, received US$233.5 million in cash from these proceeds. After the offering, Fairfax indirectly held 48 million (73.7%) of OdysseyRe’s common shares and a US$200 million OdysseyRe three year term note.

•	Effective December 16, 2002, there was a comprehensive restructuring of TIG, consisting of the following three components: a) TIG discontinued its MGA-controlled program business in Dallas, which accounted for about half of TIG’s net premiums written in 2002, and restructed the remainder of its operations. b) Fairfax acquired the remaining 72 1/2% economic interest in TRG (the parent company of International Insurance Company (IIC)) in exchange for payments over the next 15 years. c) TIG and IIC merged and distributed $1.25 billion of assets to Fairfax (initially held in trust for TIG’s benefit).

•	On March 4, 2003, Fairfax, through a subsidiary, purchased 4,300,000 outstanding common shares of Odyssey Re Holdings Corp. in a private transaction, increasing Fairfax’s ownership of Odyssey to 80.6%. As consideration, the subsidiary issued US$78,045,000 principal amount of 3.15% Exchangeable Notes due February 28, 2010 which are exchangeable into 2,150,000 Odyssey Re common shares for two week periods commencing on each of November 19, 2004 and February 16, 2005.

•	On April 11, 2003, Northbridge Financial Corporation, a wholly-owned subsidiary of Fairfax which will be the holding company for Lombard, Commonwealth, Markel and Federated, Fairfax’s Canadian insurance subsidiaries, filed a preliminary prospectus with securities regulatory authorities in all provinces and territories in Canada relating to a proposed initial public offering of its common shares.

•	On May 2, 2003, reinsurers led by Chubb Re (Bermuda) Ltd., on behalf of Federal Insurance Company, agreed to provide up to US$200 million of the US$300 million adverse development cover relating to TIG’s reserves which is currently being provided by Fairfax’s ORC Re subsidiary.

Number of Employees

Fairfax (the holding company) has 22 employees; its operating subsidiaries have in aggregate about 7,200 employees.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

Dividends

Fairfax did not pay dividends on its subordinate voting or multiple voting shares from 1984 to 2001, although no restrictions existed which would have prevented the payment of dividends. The Corporation paid an initial annual dividend of $1.00 per subordinate voting or multiple voting share on January 24, 2002. On December 23, 2002, the Corporation declared an annual dividend of $1.50 per share on its subordinate voting and multiple voting shares, which was paid on January 27, 2003. Dividend payments on the preferred shares, Series A, commenced during the 2000 calendar year.

MARKET FOR SECURITIES

The subordinate voting shares of Fairfax are listed on The Toronto Stock Exchange and (since December 18, 2002) the New York Stock Exchange (symbol FFH).

DIRECTORS AND OFFICERS

Directors of the Corporation

Name and municipality
of residence	Principal occupation during the last five years	Date first elected

Winslow W. Bennett Vancouver, B.C.	President, Winwood Holdings Ltd.	1988

Anthony F. Griffiths Toronto, Ont.	Independent Consultant and Corporate Director	2002

Robbert Hartog Perkinsfield, Ont.	President, Robhar Investments Ltd.	1985

V. Prem Watsa Toronto, Ont.	Chairman and Chief Executive Officer, Fairfax; Vice President, Hamblin Watsa Investment Counsel Ltd.	1985

Each director holds office for one year or until a successor is elected or appointed.

Officers of the Corporation

Name and municipality	Principal occupation during the last five years
of residence	(office is with Fairfax, unless otherwise specified)	Office held

Trevor J. Ambridge Toronto, Ont.	Since June 1998, Vice President and Chief Financial Officer; Prior thereto, Partner, Coopers & Lybrand, Toronto	Vice President and Chief Financial Officer

Sammy Y. Chan Toronto, Ont.	Vice President	Vice President

Francis Chou Toronto, Ont.	Vice President	Vice President

Jean Cloutier Toronto, Ont.	Since March 1999, Vice President and (since April 2001) Chief Actuary; Prior thereto, Vice President, Actuarial Services, Lombard Canada Ltd.	Vice President and Chief Actuary

J. Paul T. Fink Brampton, Ont.	Vice President	Vice President

Jonathan Godown Newmarket, Ont.	Since September 2001, Vice President; Prior thereto, Principal and Financial Consultant, Milliman & Robertson	Vice President

Bradley P. Martin Toronto, Ont.	Since June 1998, Vice President and (since September 2002) Corporate Secretary; Prior thereto, Partner, Torys, Toronto	Vice President and Corporate Secretary

Eric P. Salsberg Toronto, Ont.	Vice President, Corporate Affairs	Vice President, Corporate Affairs

Ronald Schokking Thornhill, Ont.	Vice President, Finance	Vice President, Finance

V. Prem Watsa Toronto, Ont.	Chairman and Chief Executive Officer; Vice President, Hamblin Watsa Investment Counsel Ltd.	Chairman and Chief Executive Officer

M. Jane Williamson Toronto, Ont.	Since June 2001, Vice President. Prior thereto, Partner, PricewaterhouseCoopers LLP, Toronto	Vice President

Directors and Officers — Ownership of Securities

The directors and senior officers of Fairfax, as a group, beneficially own, directly or indirectly, or exercise control or direction over, 5.5% of the subordinate voting shares and 100% of the multiple voting shares of Fairfax. This includes the 0.4% of the subordinate voting shares and the 100% of the multiple voting shares owned by The Sixty Two Investment Company Limited, which is controlled by V. Prem Watsa.

Fairfax is required to have an audit committee. As at December 31, 2002, its members were Robbert Hartog (Chairman), Winslow W. Bennett and Anthony Griffiths. Fairfax does not have an executive committee.

ADDITIONAL INFORMATION

The Corporation will provide to any person, upon request to the Corporate Secretary at Suite 800, 95 Wellington Street West, Toronto, Ontario, M5J 2N7, the following information: (a) when securities of the Corporation are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities: (i) one copy of the Corporation’s Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference therein; (ii) one copy of the comparative financial statements of the Corporation for its most recently completed financial year for which financial statements have been filed together with the accompanying report of the auditors and one copy of the most recent interim financial statements of the Corporation that have been filed, if any, for any period after the end of the most recently completed financial year; (iii) one copy of the management proxy circular in respect of the most recent annual meeting of shareholders; and (iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus that are not required to be provided under (i) to (iii) above; or (b) at any other time, one copy of any of the documents referred to in (a)(i), (ii) and (iii) above, provided that the Corporation may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of the Corporation.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Corporation’s Management Proxy Circular dated March 3, 2003. Additional financial information is provided in the Corporation’s consolidated comparative financial statements for the fiscal year ended December 31, 2002 which form part of the Corporation’s 2002 Annual Report.

DISCLOSURE CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures. The Registrant’s principal executive officer and principal financial officer, after evaluating the effectiveness of the Registrant’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-14(c) and 15d-14(c)) as of a date within 90 days prior to the filing date of this annual report on Form 40-F (the “Evaluation Date”), have concluded that, as of the Evaluation Date, the Registrant’s disclosure controls and procedures were adequate and effective to ensure that material information relating to the Registrant and its consolidated subsidiaries would be made known to them by others within those entities.

Changes in internal controls. There were no significant changes in the Registrant’s internal controls or in other factors that could significantly affect the Registrant’s disclosure controls and procedures subsequent to the Evaluation Date, nor were there any significant deficiencies or material weaknesses in the Registrant’s internal controls. As a result, no corrective actions were required or undertaken.

PRE-APPROVALS OF NON-AUDIT SERVICES

The Registrant’s audit committee has pre-approved the performance of the following non-audit services, to the extent requested by the Registrant, by the Registrant’s auditors:

•	accounting or actuarial services regarding matters related to the audit

•	tax compliance or planning services

•	employee benefit and pension plan audits.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.	Undertaking

Fairfax Financial Holdings Limited (the “Registrant”) undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the staff of the Securities and Exchange Commission (“SEC”), and to furnish promptly, when requested to do so by the SEC staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises or transactions in said securities.

B.	Consent to Service of Process

The Registrant has previously filed with the SEC a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ ERIC SALSBERG

Name: Eric P. Salsberg Title: Vice President, Corporate Affairs

Date: May 15, 2003

CERTIFICATIONS

I, V. Prem Watsa, Chairman and Chief Executive Officer of Fairfax Financial Holdings Limited, certify that:

1.	I have reviewed this annual report on Form 40-F of the registrant, Fairfax Financial Holdings Limited;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)	Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)	Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (and persons performing the equivalent function):

(a)	All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

	By:	/s/ V.P. Watsa

V. Prem Watsa Chairman and Chief Executive Officer

Date: May 15, 2003

CERTIFICATIONS

I, Trevor J. Ambridge, Vice President and Chief Financial Officer of Fairfax Financial Holdings Limited, certify that:

1.	I have reviewed this annual report on Form 40-F of the registrant, Fairfax Financial Holdings Limited;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)	Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

(b)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

(c)	Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (and persons performing the equivalent function):

(d)	All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

(e)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

	By:	/s/ Trevor J Ambridge

Trevor J Ambridge Vice President and Chief Financial Officer

Date: May 15, 2003

EXHIBIT INDEX

99.1	Audited Consolidated Financial Statements of the Registrant as of and for the years ended December 31, 2002 and 2001 and related notes

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations

99.3	Narrative Description of Business, including Review of Business, Insurance and Reinsurance Operations, Runoff Operations, and
Claims Adjusting Operations

99.4	Consolidated Financial Summary

99.5	Consent of PricewaterhouseCoopers LLP regarding its report dated February 10, 2003 relating to the Consolidated Financial Statements

99.6	Consent of Richard Gauthier regarding his Valuation Actuary’s Report dated February 10, 2003

99.7	Certification by V. Prem Watsa under Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Certification by Trevor A. Ambridge under Section 906 of the Sarbanes-Oxley Act of 2002