Form 40-F
period 2003-12-31
FAIRFAX FINANCIAL HOLDINGS LTD/ CAN
filed 2004-05-18
CIK 915191

U.S. Securities and Exchange Commission

Washington, D.C. 20549
Form 40-F

[Check one]

☐	Registration statement pursuant to section 12 of the Securities Exchange Act of 1934

or

☑	Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2003	Commission File Number: 033-71976

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

Securities registered pursuant to Section 12(b) of the Act:

Name of each exchange
Title of each class	on which registered

Subordinate Voting Shares	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Not Applicable

For annual reports, indicate by check mark the information filed with this Form:

☑ Annual information form	☑ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Subordinate Voting Shares	13,151,218
Multiple Voting Shares	1,548,000

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes ☐	82- ☐	No ☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑	No ☐

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the staff of the Securities and Exchange Commission, and to furnish promptly, when requested to do so by the Securities and Exchange Commission staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises or transactions in said securities. The Registrant has previously filed with the Securities and Exchange Commission a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

DISCLOSURE CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Registrant’s chief executive officer and its chief financial officer, after evaluating the effectiveness of the Registrant’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this annual report on Form 40-F, have concluded, based upon such evaluation, that the Registrant’s disclosure controls and procedures were effective as of the end of such period.

Changes in Internal Control over Financial Reporting

There was no change in the Registrant’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

AUDIT COMMITTEE FINANCIAL EXPERT

As described on page 10 of Exhibit 2 (Management Proxy Circular), the Registrant’s board of directors determined that it has at least one audit committee financial expert serving on its audit committee. The Chair of the Registrant’s audit committee, Mr. Robbert Hartog, has been determined to be such audit committee financial expert and is independent, as that term is defined by the New York Stock Exchange’s listing standards applicable to the Registrant. The U.S. Securities and Exchange Commission has indicated that the designation of Mr. Hartog as an audit committee financial expert does not make Mr. Hartog an “expert” for any purpose, impose any duties, obligations or liability on Mr. Hartog that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other members of the audit committee or board of directors.

CODE OF ETHICS

See page 11 of Exhibit 2 (Management Proxy Circular).

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Accountant fees payable for the years ended December 31, 2003 and December 31, 2002 to PricewaterhouseCoopers LLP and its affiliates were CDN$13.1 million and CDN$12.8 million, respectively. The fees payable to PricewaterhouseCoopers LLP in 2003 and 2002 are detailed below.

	Year ended	Year ended
	December 31, 2003	December 31, 2002
	(CDN $ millions)	(CDN $ millions)
Audit fees	$10.3	$9.6
Audit-related fees	0.5	0.5
Tax fees	2.1	2.6
All other fees	0.2	0.1
Total	$13.1	$12.8

The nature of each category of fees is described below.

Audit Fees

Audit fees were for professional services rendered for the audits of consolidated financial statements of the Registrant and statutory and subsidiary audits, issuance of comfort letters, consents, assistance with review of documents filed with regulatory authorities and actuarial attestation of policy liabilities.

Audit-Related Fees

Audit-related fees were paid for assurance and related services related to employee pension and benefit plan audits, accounting consultations, audits in connection with acquisitions, internal control reviews and assurance services that are not required by statute or regulation and special actuarial reviews.

Tax Fees

Tax fees were for services related to tax compliance, tax advice and tax planning professional services. These services consisted of: tax compliance including the review of original and amended tax returns, assistance with questions regarding tax audits and tax planning and advisory services relating to common forms of domestic and international taxation (e.g., income tax, capital tax, Goods and Services Tax and Value Added Tax).

All Other Fees

Fees disclosed in the table above under the item “all other fees” were paid for products and services other than the audit fees, audit-related fees and tax fees described above. These services consisted primarily of risk management advisory services, systems process services and French translation of the Registrant’s regulatory filings, including the annual consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2003; interim consolidated financial statements and quarterly reports to shareholders; financial information included in the Annual Information Form, prospectuses and other offering documents.

Pre-Approval Policies and Procedures

The Registrant’s Audit Committee has adopted a pre-approval policy with respect to permitted non-audit services. Non-audit fees are expected to relate primarily to tax advisory services. Under the policy, estimated non-audit fees payable by the Registrant and its subsidiaries must be submitted in advance of each financial quarter for pre-approval by the Registrant’s Audit Committee. Requests by the Registrant or its subsidiaries for pre-approval of non-audit fees (other than tax advisory services discussed below) within any financial quarter must be submitted to the Registrant’s chief financial officer and approved by the Chair of the Audit Committee. During any quarter, the Registrant’s chief financial officer may approve requests for tax advisory services of less than CDN $5,000 per item subject to an aggregate quarterly limit of CDN $25,000 for Canadian and international tax matters and $25,000 for U.S. tax matters.

For the year ended December 31, 2003, none of the services described above were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant and its subsidiaries have certain security arrangements and commitments that have financial implications. These arrangements are described in Notes 4, 12 and 13 to our audited consolidated financial statements for the year ended December 31, 2003 included as Exhibit 3 hereto.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table provides a payment schedule of our present and future obligations as at December 31, 2003:

	Payment due by period
					More than 5
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	years
Long term Debt Obligations — Principal	$2,033.8	$0.6	$412.9	$310.0	$1,310.3
Long term Debt Obligations — Interest	1,574.6	150.5	271.2	224.4	928.5
Capital Leases Obligations	—	—	—	—	—
Operating Leases Obligations	341.7	69.6	109.8	63.8	98.5
Purchase Obligations	—	—	—	—	—
Other Long-Term Liabilities	280.4	20.0	40.0	40.0	180.4
Total	$4,230.5	$240.7	$833.9	$638.2	$2,517.7

For further details on our long term debt principal and interest payments, operating lease payments, purchase obligation and other liabilities payments, see Notes 6, 7, 13 and 16 of our audited consolidated financial statements for the year ended December 31, 2003 included as Exhibit 3 hereto.

IDENTIFICATION OF THE AUDIT COMMITTEE

See page 8 of Exhibit 1 (Annual Information Form).

FORWARD-LOOKING INFORMATION

Documents and statements herein and documents herein incorporated by reference include forward-looking statements. All forward looking statements are based on the Registrant’s current beliefs as well as assumptions made by and information currently available to the Registrant and relate to, among other things, anticipated financial performance, business prospects, strategies, regulatory developments and market forces. By its nature, such forward-looking information is subject to various risks and uncertainties, including those discussed herein, which could cause the Registrant’s actual results and experience to differ materially from the anticipated results or other expectations expressed. Readers are cautioned not to place undue reliance on this forward-looking information, which is as of the date hereof, and the Registrant undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

FAIRFAX FINANCIAL HOLDINGS LIMITED
Date: May 17, 2004	By:	/s/ Paul Rivett
	Name:	Paul Rivett
	Title:	Vice President

EXHIBIT INDEX

1	Annual Information Form dated May 14, 2004

2	Management Proxy Circular dated March 1, 2004 in connection with the annual meeting of shareholders held on April 14, 2004, other than the sections entitled “Executive Compensation” and “Performance Graph”

3	Audited Consolidated Financial Statements of the Registrant as of December 31, 2003 and 2002 and for the three years ended December 31, 2003 and related notes and the auditor’s report thereon

4	Management’s Discussion and Analysis of Financial Condition and Results of Operations

5	Narrative Description of Business, including Review of Business, Insurance and Reinsurance Operations, Runoff Operations, and Claims Adjusting Operations

6	Consolidated Financial Summary

7	Consent of PricewaterhouseCoopers LLP regarding its report dated February 5, 2004 relating to the Audited Consolidated Financial Statements

8	Rule 13a-14(a)/15d-14(a) Certifications: Certification of Registrant’s Chief Executive Officer Certification of Registrant’s Chief Financial Officer

9	Section 1350 Certifications: Certification of Registrant’s Chief Executive Officer Certification of Registrant’s Chief Financial Officer