Form 40-F
period 2004-12-31
FAIRFAX FINANCIAL HOLDINGS LTD/ CAN
filed 2005-03-31
CIK 915191

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Form 40-F

Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004                    Commission File Number: 1-31556

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

Subordinate Voting Shares	15,342,759
Multiple Voting Shares	1,548,000

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes ☐	82-	No ☑

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

Management’s Report on Internal Control over Financial Reporting

Management’s Report on Internal Control over Financial Reporting is included as Exhibit 2 hereto and is incorporated by reference herein.

Attestation Report of the Registered Public Accounting Firm

The Attestation Report of PricewaterhouseCoopers LLP on management’s assessment of internal control over financial reporting is included in Exhibit 3 hereto and is incorporated by reference herein.

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

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a standing audit committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934. The members of the Registrant’s audit committee are Frank B. Bennett, Anthony F. Griffiths, Robbert Hartog and Paul Murray (expected effective April, 2005). The disclosure provided under “Statement of Corporate Governance Practices—Audit Committee” in the Registrant’s Management Proxy Circular, included as Exhibit 6 hereto, is incorporated by reference herein.

AUDIT COMMITTEE FINANCIAL EXPERT

The Registrant’s board of directors determined that it has at least one audit committee financial expert serving on its audit committee. The Chair of the Registrant’s audit committee, Mr. Robbert Hartog, has been determined to be such an audit committee financial expert and is independent, as that term is defined by the New York Stock Exchange’s listing standards applicable to the Registrant. The U.S. Securities and Exchange Commission has indicated that the designation of Mr. Hartog as an audit committee financial expert does not make Mr. Hartog an “expert” for any purpose, impose any duties, obligations or liability on Mr. Hartog that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other members of the audit committee or board of directors.

CORPORATE GOVERNANCE GUIDELINES

The disclosure provided under “Statement of Corporate Governance Practices” in the Registrant’s Management Proxy Circular, included as Exhibit 6 hereto, is incorporated by reference herein.

CODE OF ETHICS

The disclosure provided under “Statement of Corporate Governance Practices” in the Registrant’s Management Proxy Circular, included as Exhibit 6 hereto, is incorporated by reference herein.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Accountant fees payable for the years ended December 31, 2004 and December 31, 2003 to PricewaterhouseCoopers LLP and its affiliates were CDN$17.2 million and CDN$13.1 million, respectively. The fees payable to PricewaterhouseCoopers LLP in 2004 and 2003 are detailed below.

	Year ended	Year ended
	December 31, 2004	December 31, 2003
	(CDN $ millions)	(CDN $ millions)
Audit fees	$14.6	$10.3
Audit-related fees	0.4	0.5
Tax fees	1.9	2.1
All other fees	0.3	0.2

Total	$17.2	$13.1

The nature of each category of fees is described below.

Audit Fees

Audit fees were paid for professional services rendered for the audits of consolidated financial statements and the effectiveness of internal control over financial reporting of the Registrant and statutory and subsidiary audits, issuance of comfort letters, consents, assistance with review of documents filed with regulatory authorities and actuarial attestation of policy liabilities.

Audit-Related Fees

Audit-related fees were paid for assurance and related services related to employee pension and benefit plan audits, accounting consultations, audits in connection with acquisitions, internal control reviews and assurance services that are not required by statute or regulation and special actuarial reviews.

Tax Fees

Tax fees were paid for services related to tax compliance, tax advice and tax planning professional services. These services consisted of: tax compliance including the review of original and amended tax returns, assistance with questions regarding tax audits and tax planning and advisory services relating to common forms of domestic and international taxation (e.g., income tax, capital tax, Goods and Services Tax and Value Added Tax).

All Other Fees

Fees disclosed in the table above under the item “all other fees” were paid for products and services other than the audit fees, audit-related fees and tax fees described above. These services consisted primarily of Canadian Public Accounting Board fees, claims handling services and French translation of the Registrant’s regulatory filings, including its annual consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2004, interim consolidated financial statements and quarterly reports to shareholders, financial information included in the Annual Information Form, prospectuses and other offering documents.

Pre-Approval Policies and Procedures

The Registrant’s Audit Committee has adopted a pre-approval policy with respect to permitted non-audit services. Non-audit fees are expected to relate primarily to tax advisory services. Under the policy, estimated non-audit fees payable by the Registrant and its subsidiaries must be submitted prior to the initiation of non-audit services and in advance of each financial quarter for pre-approval by the Registrant’s Audit Committee. Requests by the Registrant or its subsidiaries for pre-approval of non-audit fees (other than tax advisory services discussed below) within any financial quarter must be submitted to the Registrant’s chief financial officer and approved by the Chair of the Audit Committee. During any quarter, the Registrant’s chief financial officer may approve requests for tax advisory services of less than CDN $5,000 per item subject to an aggregate quarterly limit of CDN $25,000 for Canadian and international tax matters and $25,000 for U.S. tax matters.

For the year ended December 31, 2004, none of the services described above were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant and its subsidiaries have certain security arrangements and commitments that have financial implications. These arrangements are described in Notes 3, 11 and 13 to the Registrant’s audited consolidated financial statements for the year ended December 31, 2004 included as Exhibit 3 hereto.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Tabular disclosure of the Registrant’s present and future obligations as at December 31, 2004 is provided in the Registrant’s Management’s Discussion and Analysis of Financial Condition and Results of Operations at pages 109 — 110 of Exhibit 4.

For further details on the Registrant’s provision for claims liability, long term debt principal and interest payments, operating lease payments, purchase obligation and other liabilities payments, see Notes 4, 5, 6, 13 and 16 of the Registrant’s audited consolidated financial statements for the year ended December 31, 2004 included as Exhibit 3 hereto.

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

FAIRFAX FINANCIAL HOLDINGS LIMITED
Date: March 31, 2005	By:	/s/ Paul Rivett
		Name:	Paul Rivett
		Title:	Vice President

EXHIBIT INDEX

1	Annual Information Form dated March 31, 2005

2	Management’s Report on Internal Control over Financial Reporting

3	Audited Consolidated Financial Statements of the Registrant as of December 31, 2004 and 2003 and for the three years ended December 31, 2004 and related notes and the auditor’s report thereon

4	Management’s Discussion and Analysis of Financial Condition and Results of Operations dated March 4, 2005

5	Narrative Description of Business, including Review of Business, Insurance and Reinsurance Operations, Runoff Operations, and Claims Adjusting Operations

6	The information under “Statement of Corporate Governance Practices” in the Registrant’s Management Proxy Circular, dated March 4, 2005 in connection with the annual meeting of shareholders to be held on April 12, 2005, is incorporated herein by reference to Exhibit 1 to the Registrant’s Report on Form 6-K furnished to the Securities and Exchange Commission on March 11, 2005

7	Consent of PricewaterhouseCoopers LLP regarding its report dated March 4, 2005

8	Rule 13a-14(a)/15d-14(a) Certifications: Certification of Registrant’s Chief Executive Officer Certification of Registrant’s Chief Financial Officer

9	Section 1350 Certifications: Certification of Registrant’s Chief Executive Officer Certification of Registrant’s Chief Financial Officer