Form 40-F
period 2005-12-31
FAIRFAX FINANCIAL HOLDINGS LTD/ CAN
filed 2006-04-03
CIK 915191

U.S. Securities and Exchange Commission
Washington, D.C. 20549
Form 40-F
[Check one]

☐	Registration statement pursuant to section 12 of the Securities Exchange Act of 1934
or

☑	Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2005
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
Not Applicable
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
Not Applicable
For annual reports, indicate by check mark the information filed with this Form:
☑Annual information form ☑ Audited annual financial statements
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
Subordinate Voting Shares 17,116,977
Multiple Voting Shares       1,548,000
Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.
Yes ☐      82-☐      No ☑
     Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑           No☐

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the staff of the Securities and Exchange Commission, and to furnish promptly, when requested to do so by the Securities and Exchange Commission staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities. The Registrant has previously filed with the Securities and Exchange Commission a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.
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
IDENTIFICATION OF THE AUDIT COMMITTEE
The Registrant has a standing audit committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934. The members of the Registrant’s audit committee are Frank B. Bennett, Anthony F. Griffiths, Robbert Hartog and Paul Murray. The disclosure provided under “Statement of Corporate Governance Practices—Audit Committee” in the Registrant’s Management Proxy Circular, included as Exhibit 6 hereto, is incorporated by reference herein.

AUDIT COMMITTEE FINANCIAL EXPERT
The Registrant’s board of directors determined that it has two audit committee financial experts serving on its audit committee. Both the Chair of the Registrant’s audit committee, Mr. Robert Hartog, and audit committee member Mr. Paul Murray, have been determined to be such audit committee financial experts and are independent, as that term is defined by the New York Stock Exchange’s listing standards applicable to the Registrant. The U.S. Securities and Exchange Commission has indicated that the designations of Mr. Hartog and Mr. Murray as audit committee financial experts does not make Mr. Hartog or Mr. Murray “experts” for any purpose, impose any duties, obligations or liability on Mr. Hartog or Mr. Murray that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other members of the audit committee or board of directors.
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

PRINCIPAL ACCOUNTANT FEES AND SERVICES
For details on the Registrant’s accountant fees payable to PricewaterhouseCoopers LLP and its affiliates for the years ended December 31, 2005 and December 31, 2004, as well as a description of the nature of each category of fees, see the information under “Audit Committee” in the Registrant’s Annual Information Form dated March 31, 2006, included as Exhibit 1 hereto.
Pre-Approval Policies and Procedures
The Registrant’s Audit Committee has adopted a pre-approval policy with respect to permitted non-audit services. Non-audit fees are expected to relate primarily to tax advisory services. Under the policy, estimated non-audit fees payable by the Registrant and its subsidiaries must be submitted prior to the initiation of non-audit services in advance of each financial quarter for pre-approval by the Registrant’s Audit Committee. Requests by the Registrant or its subsidiaries for pre-approval of non-audit fees (other than tax advisory services discussed below) within any financial quarter must be submitted to the Registrant’s chief financial officer and approved by the Chair of the Audit Committee. During any quarter, the Registrant’s chief financial officer may approve requests for tax advisory services of less than CDN $5,000 per item subject to an aggregate quarterly limit of CDN $25,000 for Canadian and international tax matters and $25,000 for U.S. tax matters.
All services provided by the auditors during the period were provided in accordance with the pre-approval requirements. There were no services that were provided in accordance with the exemption described in paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.
OFF-BALANCE SHEET ARRANGEMENTS
The Registrant and its subsidiaries have certain security arrangements and commitments that have financial implications. These arrangements are described in Notes 4, 12 and 14 to the Registrant’s audited consolidated financial statements for the year ended December 31, 2005 included as Exhibit 3 hereto.
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
Tabular disclosure of the Registrant’s present and future obligations as at December 31, 2005 is provided in the Registrant’s Management’s Discussion and Analysis of Financial Condition and Results of Operations at pages 117 — 118 of Exhibit 4.
For further details on the Registrant’s provision for claim liability, long term debt principal and interest payments, operating lease payments, purchase obligation and other liabilities payments, see Notes 5, 6, 7, 14 and 17 of the Registrant’s audited consolidated financial statements for the year ended December 31, 2005 included as Exhibit 3 hereto.
FORWARD-LOOKING INFORMATION
Documents and statements herein and documents herein incorporated by reference include forward-looking statements which are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Registrant to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: a reduction in net income if the reserves of the Registrant’s subsidiaries (including reserves for asbestos, environmental and other latent claims) are insufficient; underwriting losses on the risks the Registrant’s subsidiaries insure that are higher or lower than expected; the lowering or loss of one of the Registrant’s subsidiaries’ financial or claims paying ability ratings; an inability to realize the Registrant’s investment objectives; exposure to credit risk in the event the Registrant’s subsidiaries’ reinsurers or insureds fail to make payments; a decrease in the level of demand for the Registrant’s subsidiaries’ products, or increased competition; an inability to obtain reinsurance coverage at reasonable prices or on terms that adequately protect the Registrant’s subsidiaries; an inability to obtain required levels of capital; an inability to access cash of the Registrant’s subsidiaries; risks associated with requests for information from the Securities and Exchange Commission; risks associated with current government investigations of, and class action litigation related to, insurance industry practice; the passage of new legislation; and the failure to realize future income tax assets. Readers are cautioned not to place undue reliance on this forward-looking information and the Registrant undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Date: March 31, 2006	By: Name:	/s/ Bradley P. Martin Bradley P. Martin
	Title:	Vice President and Corporate Secretary

EXHIBIT INDEX

1	Annual Information Form dated March 31, 2006

2	Management’s Report on Internal Control over Financial Reporting

3	Audited Consolidated Financial Statements of the Registrant as of December 31, 2005 and 2004 and for the three years ended December 31, 2005 and related notes and the auditor’s report thereon

4	Management’s Discussion and Analysis of Financial Condition and Results of Operations dated March 31, 2006

5	Narrative Description of Business, including Review of Business, Insurance and Reinsurance Operations, Runoff Operations, and Claims Adjusting Operations dated March 31, 2006

6
The information under “Statement of Corporate Governance Practices” in the Registrant’s Management Proxy Circular, dated March 31, 2006 in connection with the annual meeting of shareholders to be held on May 11, 2006, is incorporated herein by reference to Exhibit 1 to the Registrant’s Report on Form 6-K furnished to the Securities and Exchange Commission on March 31, 2006

7	Consent of PricewaterhouseCoopers LLP regarding its report dated March 31, 2006

8	Rule 13a-14(a)/15d-14(a) Certifications:
Certification of Registrant’s Chief Executive Officer Certification of Registrant’s Chief Financial Officer

9	Section 1350 Certifications:
Certification of Registrant’s Chief Executive Officer Certification of Registrant’s Chief Financial Officer