Form 40-F/A
period 2005-12-31
FAIRFAX FINANCIAL HOLDINGS LTD/ CAN
filed 2006-09-11
CIK 915191

U.S. Securities and Exchange Commission
Washington, D.C. 20549
Form 40-F/A
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

Subordinate Voting Shares Multiple Voting Shares	17,056,856 1,548,000
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
Yes ☑          No ☐

EXPLANATORY NOTE
This amendment (this “Amendment”) to the Annual Report on Form 40-F filed on April 3, 2006 (the “Original Filing”) of Fairfax Financial Holdings Limited (the “Company”) for the fiscal year ended December 31, 2005 is being filed for the purpose of (1) filing audited restated consolidated financial statements (the “Restated Financial Statements”) of the Company as at December 31, 2005 and 2004 and for each of the years in the three year period ended December 31, 2005, including the auditors’ report with respect thereto; (2) filing the related Revised Management’s Discussion and Analysis of Financial Condition and Results of Operations; (3) filing the Revised Annual Information Form of the Company; and (4) filing Management’s Report on Internal Control Over Financial Reporting (Restated) dated as of August 31, 2006, and the related Attestation Report of PricewaterhouseCoopers LLP (Restated). On July 27, 2006, upon the recommendation of the Company’s management, the audit committee of the board of directors of the Company decided to restate financial statements of the Company for prior periods affected. See a detailed discussion of the restatement in Note 2 to the Restated Financial Statements.
The Restated Financial Statements have been amended to reflect the effects of the restatement. The Restated Financial Statements have not been updated to reflect other events occurring after the filing of the Original Filing or to modify or update any disclosures affected by subsequent events.
In addition, in connection with the filing of this Amendment, we are including as exhibits certain currently dated certifications of our Chief Executive Officer and Chief Financial Officer. As well, the Registrant has revised and restated the following sections as set forth below: “Disclosure Controls and Procedures”, “Identification of the Audit Committee”, “Audit Committee Financial Expert”, “Off-Balance Sheet Arrangements”, “Tabular Disclosure of Contractual Obligations” and “Forward-Looking Information”. This Amendment has no effect on other information presented in the Original Filing, except with respect to the information included herein. Therefore, this Amendment should be read together with other documents that the Company has filed with the Securities and Exchange Commission subsequent to the filing of the Original Filing. Information in such reports and documents updates and supersedes certain information contained in this Amendment. The filing of this Amendment shall not be deemed an admission that the Original Filing, when made, included any known, untrue statement of material fact or knowingly omitted to state a material fact necessary to make a statement not misleading.

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
DISCLOSURE CONTROLS AND PROCEDURES
Evaluation of Disclosure Controls and Procedures
The Registrant’s chief executive officer and its chief financial officer, after evaluating the effectiveness of the Registrant’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this annual report on Form 40-F, have concluded, based upon such evaluation, that the Registrant’s disclosure controls and procedures were not effective as of the end of such period because of the material weaknesses discussed in Management’s Report on Internal Control over Financial Reporting (Restated), included as Exhibit 2 hereto.
Management’s Report on Internal Control over Financial Reporting
Management’s Report on Internal Control over Financial Reporting (Restated) is included as Exhibit 2 hereto and is incorporated by reference herein.
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
To address the material weaknesses discussed in Management’s Report on Internal Control over Financial Reporting (Restated), included as Exhibit 2 hereto, management of the Registrant will implement a remediation plan which will supplement the existing controls of the Registrant. The material weaknesses will be fully remediated when, in the opinion of the Registrant’s management, the revised control processes have been operating for a sufficient period of time to provide reasonable assurance as to their effectiveness.
The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

IDENTIFICATION OF THE AUDIT COMMITTEE
The Registrant has a standing audit committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934. The members of the Registrant’s audit committee are Frank B. Bennett, Anthony F. Griffiths and Paul Murray. The disclosure provided under “Statement of Corporate Governance Practices—Audit Committee” in the Registrant’s Management Proxy Circular, included as Exhibit 6 hereto, is incorporated by reference herein.
AUDIT COMMITTEE FINANCIAL EXPERT
The Registrant’s board of directors determined that it has at least one audit committee financial expert serving on its audit committee. The Chair of the Registrant’s audit committee, Mr. Paul Murray, has been determined to be such an audit committee financial expert and is independent, as that term is defined by the New York Stock Exchange’s listing standards applicable to the Registrant. The U.S. Securities and Exchange Commission has indicated that the designation of Mr. Murray as an audit committee financial expert does not make Mr. Murray an “expert” for any purpose, impose any duties, obligations or liability on Mr. Murray that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other members of the audit committee or board of directors.

OFF-BALANCE SHEET ARRANGEMENTS
The Registrant and its subsidiaries have certain security arrangements and commitments that have financial implications. These arrangements are described in Notes 5, 13 and 15 to the Registrant’s Restated Financial Statements.
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
Tabular disclosure of the Registrant’s present and future obligations as at December 31, 2005 is provided in the Registrant’s Management’s Discussion and Analysis of Financial Condition and Results of Operations at pages 116 — 117 of Exhibit 4.
For further details on the Registrant’s provision for claim liability, long term debt principal and interest payments, operating lease payments, purchase obligation and other liabilities payments, see Notes 6, 7, 8, 15 and 18 of the Registrant’s Restated Financial Statements included as Exhibit 3 hereto.
FORWARD-LOOKING INFORMATION
Documents and statements herein and documents herein incorporated by reference include forward-looking statements which are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Registrant to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: a reduction in net income if the reserves of the Registrant’s subsidiaries (including reserves for asbestos, environmental and other latent claims) are insufficient; underwriting losses on the risks the Registrant’s subsidiaries insure that are higher or lower than expected; the lowering or loss of one of the Registrant’s subsidiaries’ financial or claims paying ability ratings; an inability to realize the Registrant’s investment objectives; exposure to credit risk in the event the Registrant’s subsidiaries’ reinsurers or insureds fail to make payments; a decrease in the level of demand for the Registrant’s subsidiaries’ products, or increased competition; an inability to obtain reinsurance coverage at reasonable prices or on terms that adequately protect the Registrant’s subsidiaries; an inability to obtain required levels of capital; an inability to access cash of the Registrant’s subsidiaries; risks associated with requests for information from the Securities and Exchange Commission; risks associated with current government investigations of, and class action litigation related to, insurance industry practice or any other conduct; the passage of new legislation; and the failure to realize future income tax assets. Readers are cautioned not to place undue reliance on this forward-looking information and the Registrant undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise. Additional risks and uncertainties are described on pages 120 — 123 of the Registrant’s 2005 Annual Report (Restated) included as exhibit 1 to a Form 6-K of the Registrant filed with the SEC on September 1, 2006 and in the Registrant’s Supplemental and Base Shelf Prospectus (under “Risk Factors”) filed with the SEC on September 28, 2005.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 40-F/A and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

FAIRFAX FINANCIAL HOLDINGS LIMITED
Date: September 8, 2006	By:	/s/ Bradley P. Martin
		Name:	Bradley P. Martin
		Title:	Vice President and Corporate Secretary

EXHIBIT INDEX

1	Revised Annual Information Form dated August 31, 2006

2	Management’s Report on Internal Control over Financial Reporting (Restated)

3	Restated Audited Consolidated Financial Statements of the Registrant as of December 31, 2005 and 2004 and for the three years ended December 31, 2005 and related notes and the auditors’ report thereon

4	Revised Management’s Discussion and Analysis of Financial Condition and Results of Operations

5*	Narrative Description of Business, including Review of Business, Insurance and Reinsurance Operations, Runoff Operations, and Claims Adjusting Operations dated March 31, 2006

6*	The information under “Statement of Corporate Governance Practices” in the Registrant’s Management Proxy Circular, dated March 31, 2006 in connection with the annual meeting of shareholders held on May 11, 2006, is incorporated herein by reference to Exhibit 1 to the Registrant’s Report on Form 6-K furnished to the Securities and Exchange Commission on March 31, 2006

7	Consent of PricewaterhouseCoopers LLP regarding its report

8	Rule 13a-14(a)/15d-14(a) Certifications: Certification of Registrant’s Chief Executive Officer Certification of Registrant’s Chief Financial Officer

9	Section 1350 Certifications: Certification of Registrant’s Chief Executive Officer Certification of Registrant’s Chief Financial Officer

*	Previously Filed.