Form 40-F/A
period 2005-12-31
FAIRFAX FINANCIAL HOLDINGS LTD/ CAN
filed 2006-11-13
CIK 915191

U.S. Securities and Exchange Commission
Washington, D.C. 20549
Form 40-F/A
Amendment No. 2 to Form 40-F
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
Yes ☑          No ☐

EXPLANATORY NOTE
This amendment (this “Amendment”) to the Annual Report on Form 40-F filed on April 3, 2006 (the “Original Filing”) of Fairfax Financial Holdings Limited (the “Company”) for the fiscal year ended December 31, 2005, as amended by the amendment to such report (“Amendment No. 1 to Form 40-F/A”) filed on September 11, 2006, is being filed for the purpose of (1) filing audited restated consolidated financial statements (the “Restated Financial Statements”) of the Company as at December 31, 2005 and 2004 and for each of the years in the three year period ended December 31, 2005, including the auditors’ report with respect thereto; and (2) filing the related Revised Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”). On November 2, 2006, the Company announced that during management’s review in preparing the third quarter consolidated financial statements, management identified an error in the US GAAP accounting for changes in the fair value attributed to embedded options in convertible bonds for the year ended December 31, 2005. The correction of this error had no cumulative impact on US GAAP shareholders’ equity as at December 31, 2005 or on US GAAP comprehensive income for the year ended December 31, 2005, but had the net effect of increasing the US GAAP net loss for the year ended December 31, 2005 by $26.8 million to $313.4 million (a loss of $19.65 per share and per diluted share) and increasing US GAAP other comprehensive income for that year by the same $26.8 million amount. This correction had no impact on any Canadian GAAP consolidated financial statements or any Canadian GAAP disclosures. See Note 21 to the Restated Financial Statements.
The Restated Financial Statements have been amended to correct the US GAAP accounting error described above. The Restated Financial Statements have not been updated to reflect other events occurring after the filing of the Original Filing or to modify or update any disclosures affected by subsequent events, except as described in Amendment No. 1 to Form 40-F/A.
The MD&A has been amended to correct certain errors included in such section in Amendment No. 1 to Form 40-F/A. In addition, in connection with the filing of this Amendment, we are including as exhibits certain currently dated certifications of our Chief Executive Officer and Chief Financial Officer. This Amendment has no effect on other information presented in the Original Filing, as amended on September 11, 2006, except with respect to the information included herein. Therefore, this Amendment should be read together with other documents that the Company has filed with the Securities and Exchange Commission subsequent to the filing of the Original Filing. Information in such reports and documents updates and supersedes certain information contained in this Amendment. The filing of this Amendment shall not be deemed an admission that the Original Filing, or Amendment No. 1 to Form 40-F/A, when made, included any known, untrue statement of material fact or knowingly omitted to state a material fact necessary to make a statement not misleading.

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

FAIRFAX FINANCIAL HOLDINGS LIMITED
Date: November 10, 2006	By:	/s/ Bradley P. Martin
		Name:	Bradley P. Martin
		Title:	Vice President and Corporate Secretary

EXHIBIT INDEX

1*	Revised Annual Information Form dated August 31, 2006

2*	Management’s Report on Internal Control over Financial Reporting (Restated)

3	Restated Audited Consolidated Financial Statements of the Registrant as of December 31, 2005 and 2004 and for the three years ended December 31, 2005 and related notes and the auditors’ report thereon

4	Revised Management’s Discussion and Analysis of Financial Condition and Results of Operations

5*	Narrative Description of Business, including Review of Business, Insurance and Reinsurance Operations, Runoff Operations, and Claims Adjusting Operations dated March 31, 2006

6*	The information under “Statement of Corporate Governance Practices” in the Registrant’s Management Proxy Circular, dated March 31, 2006 in connection with the annual meeting of shareholders held on May 11, 2006, is incorporated herein by reference to Exhibit 1 to the Registrant’s Report on Form 6-K furnished to the Securities and Exchange Commission on March 31, 2006

7	Consent of PricewaterhouseCoopers LLP regarding its report

8	Rule 13a-14(a)/15d-14(a) Certifications: Certification of Registrant’s Chief Executive Officer Certification of Registrant’s Chief Financial Officer

9	Section 1350 Certifications: Certification of Registrant’s Chief Executive Officer Certification of Registrant’s Chief Financial Officer

*	Previously Filed.