Form 40-F
period 2006-12-31
FAIRFAX FINANCIAL HOLDINGS LTD/ CAN
filed 2007-03-09
CIK 915191

U.S. Securities and Exchange Commission
Washington, D.C. 20549
Form 40-F
[Check one]

☐	Registration statement pursuant to section 12 of the Securities Exchange Act of 1934
or

☑	Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2006
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

Subordinate Voting Shares 16,982,070
Multiple Voting Shares 1,548,000
Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.
Yes ☐      82-_____      No ☑
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
CONTROLS AND PROCEDURES
Evaluation of Disclosure Controls and Procedures
The Registrant’s chief executive officer and its chief financial officer, after evaluating the effectiveness of the Registrant’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this annual report on Form 40-F, have concluded, based upon such evaluation, that the Registrant’s disclosure controls and procedures were not effective as of the end of such period because of the material weaknesses discussed in Exhibit 3 hereto. During 2006 and continuing into 2007, the Registrant has been actively engaged in the implementation of remediation efforts as discussed in Exhibit 3 hereto.
Management’s Report on Internal Control over Financial Reporting
Management’s Report on Internal Control over Financial Reporting is included in Exhibit 3 hereto and is incorporated by reference herein.
Attestation Report of the Registered Public Accounting Firm
The Attestation Report of PricewaterhouseCoopers LLP on management’s assessment of internal control over financial reporting is included in Exhibit 2 hereto and is incorporated by reference herein.
Changes in Internal Control over Financial Reporting
Other than as described in Exhibit 3, which is incorporated by reference herein, there was no change in the Registrant’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting.
The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.
IDENTIFICATION OF THE AUDIT COMMITTEE
The Registrant has a standing audit committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934. The members of the Registrant’s audit committee are Frank B. Bennett, Anthony F. Griffiths and Paul L. Murray. The disclosure provided under “Statement of Corporate Governance Practices—Audit Committee” in the Registrant’s Management Proxy Circular, included as Exhibit 5 hereto, is incorporated by reference herein.

AUDIT COMMITTEE FINANCIAL EXPERT
The Registrant’s board of directors determined that it has at least one audit committee financial expert serving on its audit committee. The Chair of the Registrant’s audit committee, Mr. Paul L. Murray, has been determined to be such an audit committee financial expert and is independent, as that term is defined by the New York Stock Exchange’s listing standards applicable to the Registrant. The U.S. Securities and Exchange Commission has indicated that the designation of Mr. Murray as an audit committee financial expert does not make Mr. Murray an “expert” for any purpose, impose any duties, obligations or liability on Mr. Murray that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other members of the audit committee or board of directors.
CORPORATE GOVERNANCE GUIDELINES
The disclosure provided under “Statement of Corporate Governance Practices” in the Registrant’s Management Proxy Circular, included as Exhibit 5 hereto, is incorporated by reference herein.
CODE OF ETHICS
The disclosure provided under “Statement of Corporate Governance Practices” in the Registrant’s Management Proxy Circular, included as Exhibit 5 hereto, is incorporated by reference herein.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
For details on the Registrant’s accountant fees payable to PricewaterhouseCoopers LLP and its affiliates for the years ended December 31, 2006 and December 31, 2005, as well as a description of the nature of each category of fees, see the information under “Audit Committee” in the Registrant’s Annual Information Form dated March 9, 2007, included as Exhibit 1 hereto.
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

For the year ended December 31, 2006, none of the services described above were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.
OFF-BALANCE SHEET ARRANGEMENTS
The Registrant and its subsidiaries have certain security arrangements and commitments that have financial implications. These arrangements are described in Notes 4, 13 and 15 to the Registrant’s audited consolidated financial statements for the year ended December 31, 2006 included as Exhibit 2 hereto.
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
Tabular disclosure of the Registrant’s present and future obligations as at December 31, 2006 is provided in the Registrant’s Management’s Discussion and Analysis of Financial Condition and Results of Operations at page 123 of Exhibit 3.
For further details on the Registrant’s provision for claim liability, long term debt principal and interest payments, purchase obligation and other liabilities payments and operating lease payments, see Notes 5, 8, 9 and 15 of the Registrant’s audited consolidated financial statements for the year ended December 31, 2006 included as Exhibit 2 hereto.
FORWARD-LOOKING INFORMATION
Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. The words “believe”, “anticipate”, “project”, “expect”, “intend”, “will likely result”, “will seek to”, or “will continue” and similar expressions identify forward-looking statements which relate to, among other things, the Registrant’s plans and objectives for future operations and reflect the Registrant’s current views with respect to future results, performance and achievements. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.
Such factors include, but are not limited to: a reduction in net income if the reserves of the Registrant’s subsidiaries (including reserves for asbestos, environmental and other latent claims) are insufficient; underwriting losses on the risks these subsidiaries insure that are higher or lower than expected; the lowering or loss of one of these subsidiaries’ financial or claims paying ability ratings; an inability to realize the Registrant’s investment objectives; exposure to credit risk in the event the Registrant’s subsidiaries’ reinsurers or insureds fail to make payments; a decrease in the level of demand for these subsidiaries’ products, or increased competition; an inability to obtain reinsurance coverage at reasonable prices or on terms that adequately protect these subsidiaries; an inability to obtain required levels of capital; an inability to access cash of the Registrant’s subsidiaries; risks associated with requests for information from the Securities and Exchange Commission or other regulatory bodies; risks associated with current government investigations of, and class action litigation related to, insurance industry practice; the passage of new legislation; and the failure to realize future income tax assets. Additional risks and uncertainties are described in Exhibit 3 hereto under the heading Issues and Risks and in Fairfax’s Supplemental and Base Shelf Prospectus (under “Risk Factors”) filed on September 28, 2005 with the securities regulatory authorities in Canada and the United States, which is available on SEDAR and EDGAR. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements, except as otherwise required by law.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Date: March 9, 2007	By:	/s/ Bradley P. Martin
	Name:	Bradley P. Martin
	Title:	Vice President, Chief Operating Officer and Corporate Secretary

EXHIBIT INDEX

1	Annual Information Form dated March 9, 2007

2	Audited Consolidated Financial Statements of the Registrant as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006 and related notes and the auditors’ report thereon

3	Management’s Discussion and Analysis of Financial Condition and Results of Operations dated March 9, 2007, including Management’s Report on Internal Control over Financial Reporting, Remediation of Material Weaknesses in Internal Control Over Financial Reporting, Completed Remediation and Continuing Remediation

4	Narrative Description of Business dated March 9, 2007

5	The information under “Statement of Corporate Governance Practices” in the Registrant’s Management Proxy Circular, dated March 9, 2007 in connection with the annual meeting of shareholders to be held on April 18, 2007, is incorporated herein by reference to Exhibit 1 to the Registrant’s Report on Form 6-K furnished to the Securities and Exchange Commission on March 9, 2007

6	[intentionally omitted]

7	Consent of PricewaterhouseCoopers LLP regarding its report dated March 9, 2007

8	Rule 13a-14(a)/15d-14(a) Certifications:
Certification of Registrant’s Chief Executive Officer
Certification of Registrant’s Chief Financial Officer

9	Section 1350 Certifications:
Certification of Registrant’s Chief Executive Officer
Certification of Registrant’s Chief Financial Officer