Form 40-F
period 2007-12-31
FAIRFAX FINANCIAL HOLDINGS LTD/ CAN
filed 2008-03-07
CIK 915191

U.S. Securities and Exchange Commission
Washington, D.C. 20549
Form 40-F
[Check one]

☐	Registration statement pursuant to section 12 of the Securities Exchange Act of 1934
or

☑	Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2007     Commission File Number: 1-31556
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
Subordinate Voting Shares 16,918,020
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
Attestation Report of the Registered Public Accounting Firm
The attestation report of PricewaterhouseCoopers LLP on internal control over financial reporting is included in Exhibit 2 hereto and is incorporated by reference herein.
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
IDENTIFICATION OF THE AUDIT COMMITTEE
The Registrant has a standing audit committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934. The members of the Registrant’s audit committee are Robert J. Gunn, Anthony F. Griffiths and Paul L. Murray. The disclosure provided under “Statement of Corporate Governance Practices—Audit Committee” in the Registrant’s Management Proxy Circular, included as Exhibit 5 hereto, is incorporated by reference herein.

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
PRINCIPAL ACCOUNTANT FEES AND SERVICES
For details on the Registrant’s accountant fees payable to PricewaterhouseCoopers LLP and its affiliates for the years ended December 31, 2007 and December 31, 2006, as well as a description of the nature of each category of fees, see the information under “Audit Committee” in the Registrant’s Annual Information Form dated March 7, 2008, included as Exhibit 1 hereto.
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
For the year ended December 31, 2007, none of the services described above were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.
OFF-BALANCE SHEET ARRANGEMENTS
The Registrant and its subsidiaries have certain security arrangements and commitments that have financial implications. These arrangements are described in Note 13 to the Registrant’s audited consolidated financial statements for the year ended December 31, 2007 included as Exhibit 2 hereto.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
Tabular disclosure of the Registrant’s present and future obligations as at December 31, 2007 is provided in Note 18 to the Registrant’s audited consolidated financial statements for the year ended December 31, 2007 included as Exhibit 2 hereto.
For further details on the Registrant’s provision for claim liability, long term debt principal and interest payments, purchase obligation and other liabilities payments and operating lease payments, see Notes 5, 8, 9 and 15 of the Registrant’s audited consolidated financial statements for the year ended December 31, 2007 included as Exhibit 2 hereto.
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
Such factors include, but are not limited to: a reduction in net income if the reserves of the Registrant’s subsidiaries (including reserves for asbestos, environmental and other latent claims) are insufficient; underwriting losses on the risks these subsidiaries insure that are higher or lower than expected; the lowering or loss of one of these subsidiaries’ financial or claims paying ability ratings; an inability to realize the Registrant’s investment objectives; exposure to credit risk in the event the Registrant’s subsidiaries’ reinsurers or insureds fail to make payments; a decrease in the level of demand for these subsidiaries’ products, or increased competition; an inability to obtain reinsurance coverage at reasonable prices or on terms that adequately protect these subsidiaries; an inability to obtain required levels of capital; an inability to access cash of the Registrant’s subsidiaries; risks associated with requests for information from the Securities and Exchange Commission or other regulatory bodies; risks associated with current government investigations of, and class action litigation related to, insurance industry practice; the passage of new legislation; and the failure to realize future income tax assets. Additional risks and uncertainties are described in Exhibit 3 hereto under the heading Issues and Risks and in Fairfax’s Short Form Base Shelf Prospectus (under “Risk Factors”) dated April 10, 2007 filed with the securities regulatory authorities in Canada and the United States, which is available on SEDAR and EDGAR. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements, except as otherwise required by law.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

FAIRFAX FINANCIAL HOLDINGS LIMITED
Date: March 7, 2008	By:	/s/ Bradley P. Martin
		Name:	Bradley P. Martin
		Title:	Vice President, Chief Operating Officer and Corporate Secretary

EXHIBIT INDEX

1	Annual Information Form dated March 7, 2008

2	Audited Consolidated Financial Statements of the Registrant as of
December 31, 2007 and 2006 and for the three years in the period ended
December 31, 2007 and related notes and the auditor’s report thereon

3	Management’s Discussion and Analysis of Financial Condition and Results of Operations dated March 7, 2008, including Management’s Report on Internal Control over Financial Reporting

4	Narrative Description of Business dated March 7, 2008

5
The information under “Statement of Corporate Governance Practices” in the Registrant’s Management Proxy Circular, dated March 7, 2008 in connection with the annual meeting of shareholders to be held on April 16, 2008, is incorporated herein by reference to Exhibit 1 to the Registrant’s Report on Form 6-K furnished to the Securities and Exchange Commission on March 7, 2008

6	[intentionally omitted]

7	Consent of PricewaterhouseCoopers LLP regarding its report dated March 7, 2008

8	Rule 13a-14(a)/15d-14(a) Certifications:
Certification of Registrant’s Chief Executive Officer
Certification of Registrant’s Chief Financial Officer

9	Section 1350 Certifications:
Certification of Registrant’s Chief Executive Officer
Certification of Registrant’s Chief Financial Officer