Form 40-F
period 2008-12-31
FAIRFAX FINANCIAL HOLDINGS LTD/ CAN
filed 2009-03-06
CIK 915191

U.S. Securities and Exchange Commission
Washington, D.C. 20549
Form 40-F
[Check one]

☐	Registration statement pursuant to section 12 of the Securities Exchange Act of 1934
or

☑	Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2008
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

Subordinate Voting Shares	16,738,055
Multiple Voting Shares	1,548,000
Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑      No☐

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
CONTROLS AND PROCEDURES
IDENTIFICATION OF THE AUDIT COMMITTEE
AUDIT COMMITTEE FINANCIAL EXPERT
CORPORATE GOVERNANCE GUIDELINES
CODE OF ETHICS
PRINCIPAL ACCOUNTANT FEES AND SERVICES
OFF-BALANCE SHEET ARRANGEMENTS
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
INCORPORATION BY REFERENCE
FORWARD-LOOKING INFORMATION
SIGNATURE
EXHIBIT INDEX
EX-1
EX-2
EX-3
EX-4
EX-7
EX-8
EX-9

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
Management’s Report on Internal Control over Financial Reporting
Management’s Report on Internal Control over Financial Reporting is included in p. 148 in Exhibit 3 hereto and is incorporated by reference herein.
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
IDENTIFICATION OF THE AUDIT COMMITTEE
The Registrant has a standing audit committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934. The members of the Registrant’s audit committee are Alan D. Horn, Anthony F. Griffiths, Robert J. Gunn and Paul L. Murray. Mr. Murray is expected to resign from the audit committee effective April 15, 2009. The disclosure provided under “Statement of Corporate Governance Practices—Audit Committee” in the Registrant’s Management Proxy Circular, included as Exhibit 5 hereto, is incorporated by reference herein.

AUDIT COMMITTEE FINANCIAL EXPERT
The Registrant’s board of directors determined that it has at least one audit committee financial expert serving on its audit committee. Mr. Alan D. Horn has been determined to be such an audit committee financial expert and is independent as that term is defined by the New York Stock Exchange’s listing standards applicable to the Registrant. The U.S. Securities and Exchange Commission has indicated that the designation of Mr. Horn as an audit committee financial expert does not make Mr. Horn an “expert” for any purpose, impose any duties, obligations or liability on Mr. Horn that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other members of the audit committee or board of directors.
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
PRINCIPAL ACCOUNTANT FEES AND SERVICES
For details on the Registrant’s accountant fees payable to PricewaterhouseCoopers LLP and its affiliates for the years ended December 31, 2008 and December 31, 2007, as well as a description of the nature of each category of fees, see the information under “Audit Committee” in the Registrant’s Annual Information Form dated March 6, 2009, included as Exhibit 1 hereto.
Pre-Approval Policies and Procedures
The Registrant’s Audit Committee has adopted a pre-approval policy with respect to permitted audit and non-audit services. Non-audit fees are expected to relate primarily to tax advisory services. Under the policy, estimated non-audit fees payable by the Registrant and its subsidiaries must be submitted prior to the initiation of non-audit services in advance of each financial quarter for pre-approval by the Registrant’s Audit Committee. Requests by the Registrant or its subsidiaries for pre-approval of non-audit fees (other than tax advisory services discussed below) within any financial quarter must be submitted to the Registrant’s chief financial officer and approved by the Chair of the Audit Committee and must be presented to the Committee at its next meeting. During any quarter, the Registrant’s chief financial officer may approve requests for tax advisory services of less than CDN $5,000 per item subject to an aggregate quarterly limit of CDN $25,000 for Canadian and international tax matters and $25,000 for U.S. tax matters.
For the year ended December 31, 2008, none of the services described above were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS
The Registrant and its subsidiaries have certain security arrangements and commitments that have financial implications. These arrangements are described in Note 13 to the Registrant’s audited consolidated financial statements for the year ended December 31, 2008 included as Exhibit 2 hereto.
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
Tabular disclosure of the Registrant’s present and future obligations as at December 31, 2008 is provided in Management’s Discussion and Analysis of Financial Condition and Results of Operations dated March 6, 2009, included as Exhibit 3 hereto.
For further details on the Registrant’s provision for claim liability, long term debt principal and interest payments, purchase obligation and other liabilities payments and operating lease payments, see Notes 5, 8, 9 and 15 of the Registrant’s audited consolidated financial statements for the year ended December 31, 2008 included as Exhibit 2 hereto.
INCORPORATION BY REFERENCE
     The Registrant’s Annual Information Form dated March 6, 2009 included as Exhibit 1 hereto is incorporated by reference into the Registration Statement on Form F-10 (No. 333-150459) of the Registrant.
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
Such factors include, but are not limited to: a reduction in net earnings if the reserves of the Registrant’s subsidiaries (including reserves for asbestos, environmental and other latent claims) are insufficient; underwriting losses on the risks these subsidiaries insure that are higher or lower than expected; the lowering or loss of one of these subsidiaries’ financial strength or claims paying ability ratings; an inability to realize the Registrant’s investment objectives; exposure to credit risk in the event the Registrant’s subsidiaries’ reinsurers or insureds fail to make payments; a decrease in the level of demand for these subsidiaries’ products, or increased competition; an inability to obtain reinsurance coverage at reasonable prices or on terms that adequately protect these subsidiaries; an inability to obtain required levels of capital; an inability to access cash of the Registrant’s subsidiaries; risks associated with requests for information from the Securities and Exchange Commission or other regulatory bodies; risks associated with current government investigations of, and class action litigation related to, insurance industry practice or any other conduct; the passage of new legislation; and the failure to realize future income tax assets. Additional risks and uncertainties are described in Exhibit 3 hereto under the heading “Issues and Risks” and in Fairfax’s Short Form Base Shelf Prospectus (under “Risk Factors”) dated April 25, 2008 filed with the securities regulatory authorities in Canada and the United States, which is available on SEDAR and EDGAR. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements, except as otherwise required by law.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Date: March 6, 2009	By:	/s/ Bradley P. Martin
	Name:	Bradley P. Martin
	Title:	Vice President, Chief Operating Officer and
Corporate Secretary

EXHIBIT INDEX

1	Annual Information Form dated March 6, 2009

2	Audited Consolidated Financial Statements of the Registrant as of December 31, 2008 and 2007 and for the three years in the period ended December 31, 2008 and related notes and the auditors’ report thereon

3	Management’s Discussion and Analysis of Financial Condition and Results of Operations dated March 6, 2009, including Management’s Report on Internal Control over Financial Reporting

4	Narrative Description of Business dated March 6, 2009

5	The information under “Statement of Corporate Governance Practices” in the Registrant’s Management Proxy Circular, dated March 6, 2009 in connection with the annual meeting of shareholders to be held on April 15, 2009, is incorporated herein by reference to Exhibit 1 to the Registrant’s Report on Form 6-K furnished to the Securities and Exchange Commission on March 6, 2009

6	[intentionally omitted]

7	Consent of PricewaterhouseCoopers LLP regarding its report dated March 6, 2009

8	Rule 13a-14(a)/15d-14(a) Certifications:

Certification of Registrant’s Chief Executive Officer Certification of Registrant’s Chief Financial Officer

9	Section 1350 Certifications:

Certification of Registrant’s Chief Executive Officer Certification of Registrant’s Chief Financial Officer