Form 40-F
period 2009-12-31
FAIRFAX FINANCIAL HOLDINGS LTD/ CAN
filed 2010-03-05
CIK 915191

U.S. Securities and Exchange Commission
Washington, D.C. 20549
Form 40-F
[Check one]
☐   Registration statement pursuant to section 12 of the Securities Exchange Act of 1934
or
[✓]   Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2009	Commission File Number: 1-31556
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
Not Applicable
Securities registered or to be registered pursuant to Section 12(g) of the Act:
Subordinate Voting Shares
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
Not Applicable
For annual reports, indicate by check mark the information filed with this Form:

[✓] Annual information form	[✓] Audited annual financial statements
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
Subordinate Voting Shares 19,240,100
Multiple Voting Shares 1,548,000
Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑	No ☐
Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes ☐	No ☐

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
Management’s Report on Internal Control over Financial Reporting
Management’s Report on Internal Control over Financial Reporting is included in p. 166 in Exhibit 3 hereto and is incorporated by reference herein.
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
IDENTIFICATION OF THE AUDIT COMMITTEE
The Registrant has a standing audit committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934. The members of the Registrant’s audit committee are Alan D. Horn, Anthony F. Griffiths and Robert J. Gunn. The disclosure provided under “Statement of Corporate Governance Practices—Audit Committee” in the Registrant’s Management Proxy Circular, included as Exhibit 5 hereto, is incorporated by reference herein.
AUDIT COMMITTEE FINANCIAL EXPERT
The Registrant’s board of directors determined that it has at least one audit committee financial expert serving on its audit committee. Mr. Alan D. Horn has been determined to be such an audit committee financial expert and is independent as that term is defined by the New York Stock Exchange’s listing standards. The U.S. Securities and Exchange Commission has indicated that the designation of Mr. Horn as an audit committee financial expert does not make Mr. Horn an “expert” for any purpose, impose any duties, obligations or liability on Mr. Horn that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other members of the audit committee or board of directors.
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
PRINCIPAL ACCOUNTANT FEES AND SERVICES
For details on the Registrant’s accountant fees payable to PricewaterhouseCoopers LLP and its affiliates for the years ended December 31, 2009 and December 31, 2008, as well as a description of the nature of each category of fees, see the information under “Audit Committee” in the Registrant’s Annual Information Form dated March 5, 2010, included as Exhibit 1 hereto.
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
For the year ended December 31, 2009, none of the services described above were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.
OFF-BALANCE SHEET ARRANGEMENTS
The Registrant and its subsidiaries have certain security arrangements and commitments that have financial implications. These arrangements are described in Note 14 to the Registrant’s audited consolidated financial statements for the year ended December 31, 2009 included as Exhibit 2 hereto.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
Tabular disclosure of the Registrant’s present and future obligations as at December 31, 2009 is provided in Note 19 to the Registrant’s audited consolidated financial statements for the year ended December 31, 2009 included as Exhibit 2 hereto.
For further details on the Registrant’s provision for claim liability, long term debt principal and interest payments, purchase obligation and other liabilities payments and operating lease payments, see Notes 6, 9, 10 and 16 of the Registrant’s audited consolidated financial statements for the year ended December 31, 2009 included as Exhibit 2 hereto.
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
Such factors include, but are not limited to: a reduction in net earnings if the reserves of the Registrant’s subsidiaries (including reserves for asbestos, environmental and other latent claims) are insufficient; underwriting losses on the risks these subsidiaries insure that are higher or lower than expected; the lowering or loss of one of these subsidiaries’ financial strength or claims paying ability ratings; an inability to realize the Registrant’s investment objectives; exposure to credit risk in the event the Registrant’s subsidiaries’ reinsurers or insureds fail to make payments; a decrease in the level of demand for these subsidiaries’ products, or increased competition; an inability to obtain reinsurance coverage at reasonable prices or on terms that adequately protect these subsidiaries; an inability to obtain required levels of capital; an inability to access cash of the Registrant’s subsidiaries; risks associated with requests for information from the Securities and Exchange Commission or other regulatory bodies; risks associated with current government investigations of, and class action litigation related to, insurance industry practice or any other conduct; the passage of new legislation; and the failure to realize future income tax assets. Additional risks and uncertainties are described in Exhibit 3 hereto under the heading “Issues and Risks”. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements, except as otherwise required by law.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

FAIRFAX FINANCIAL HOLDINGS LIMITED
Date: March 5, 2010	By:	/s/ Bradley P. Martin
		Name:	Bradley P. Martin
		Title:	Vice President, Chief Operating Officer and Corporate Secretary

EXHIBIT INDEX

1	Annual Information Form dated March 5, 2010
2
Audited Consolidated Financial Statements of the Registrant as of December 31, 2009 and 2008 and for the three years in the period ended December 31, 2009, the related notes and the auditors’ report relating to the consolidated financial statements and the effectiveness of internal control over financial reporting

3	Management’s Discussion and Analysis of Financial Condition and Results of Operations dated March 5, 2010, including Management’s Report on Internal Control over Financial Reporting
4	Narrative Description of Business dated March 5, 2010
5
The information under “Statement of Corporate Governance Practices” in the Registrant’s Management Proxy Circular, dated March 5, 2010 in connection with the annual meeting of shareholders to be held on April 22, 2010, is incorporated herein by reference to Exhibit 1 to the Registrant’s Report on Form 6-K furnished to the Securities and Exchange Commission on March 5, 2010

6	[intentionally omitted]
7	Consent of PricewaterhouseCoopers LLP regarding its report dated March 5, 2010
8	Rule 13a-14(a)/15d-14(a) Certifications: Certification of Registrant’s Chief Executive Officer Certification of Registrant’s Chief Financial Officer
9	Section 1350 Certifications: Certification of Registrant’s Chief Executive Officer Certification of Registrant’s Chief Financial Officer