Form 40-F
period 2010-12-31
FAIRFAX FINANCIAL HOLDINGS LTD/ CAN
filed 2011-03-04
CIK 915191

U.S. Securities and Exchange Commission
Washington, D.C. 20549
Form 40-F
[Check one]
☐ Registration statement pursuant to section 12 of the Securities Exchange Act of 1934
or
☑ Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934
     For the fiscal year ended December 31, 2010 Commission File Number: 1-31556
FAIRFAX FINANCIAL HOLDINGS LIMITED
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

Subordinate Voting Shares Multiple Voting Shares	19,706,477 1,548,000
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
Management’s Report on Internal Control over Financial Reporting
Management’s Report on Internal Control over Financial Reporting is included in p. 20 in Exhibit 2 hereto and is incorporated by reference herein.
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
IDENTIFICATION OF THE AUDIT COMMITTEE
The Registrant has a standing audit committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934. The members of the Registrant’s audit committee are Alan D. Horn, Anthony F. Griffiths, Robert J. Gunn and Timothy R. Price. The disclosure provided under “Statement of Corporate Governance Practices—Audit Committee” in the Registrant’s Management Proxy Circular, included as Exhibit 5 hereto, is incorporated by reference herein.
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
PRINCIPAL ACCOUNTANT FEES AND SERVICES
For details on the Registrant’s accountant fees payable to PricewaterhouseCoopers LLP and its affiliates for the years ended December 31, 2010 and December 31, 2009, as well as a description of the nature of each category of fees, see the information under “Audit Committee” in the Registrant’s Annual Information Form dated March 4, 2011, included as Exhibit 1 hereto.
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
For the year ended December 31, 2010, none of the services described above were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.
OFF-BALANCE SHEET ARRANGEMENTS
The Registrant and its subsidiaries have certain security arrangements and commitments that have financial implications. These arrangements are described in Note 15 to the Registrant’s audited consolidated financial statements for the year ended December 31, 2010 included as Exhibit 2 hereto.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
Tabular disclosure of the Registrant’s present and future obligations as at December 31, 2010 is provided in Note 20 to the Registrant’s audited consolidated financial statements for the year ended December 31, 2010 included as Exhibit 2 hereto.
For further details on the Registrant’s provision for claim liability, long term debt principal and interest payments, purchase obligation and other liabilities payments and operating lease payments, see Notes 7, 10, 11 and 17 of the Registrant’s audited consolidated financial statements for the year ended December 31, 2010 included as Exhibit 2 hereto.
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
Such factors include, but are not limited to: a reduction in net income if our loss reserves (including reserves for asbestos, environmental and other latent claims) are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors’ premium rates and capacity to write new business; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; risks associated with our use of derivative instruments; the failure of our hedging methods to achieve their desired risk management objective; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; the inability of our subsidiaries to maintain financial or claims paying ability ratings; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the failure of any of the loss limitation methods we employ; the impact of emerging claim and coverage issues; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favorable terms, if at all; loss of key employees; the passage of legislation subjecting our businesses to additional supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with the current purported class action litigation; risks associated with our pending civil litigation; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; an impairment in the carrying value of our goodwill and indefinite-lived intangible assets; our failure to realize future income tax assets; assessments and shared market mechanisms which may adversely affect our U.S. insurance subsidiaries; and failures or security breaches of our computer and data processing systems. Additional risks and uncertainties are described in Exhibit 3 hereto under the heading “Issues and Risks”. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements.
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

FAIRFAX FINANCIAL HOLDINGS LIMITED
Date: March 4, 2011	By:	/s/ Bradley P. Martin
		Name:	Bradley P. Martin
		Title:	Vice President, Chief Operating Officer and Corporate Secretary

EXHIBIT INDEX

1	Annual Information Form dated March 4, 2011

2	Audited Consolidated Financial Statements of the Registrant as of December 31, 2010 and 2009 and for the three years in the period ended December 31, 2010, the related notes and the auditor’s report relating to the consolidated financial statements and the effectiveness of internal control over financial reporting

3	Management’s Discussion and Analysis of Financial Condition and Results of Operations dated March 4, 2011, including Management’s Report on Internal Control over Financial Reporting

4	Narrative Description of Business dated March 4, 2011

5	The information under “Statement of Corporate Governance Practices” in the Registrant’s Management Proxy Circular, dated March 4, 2011 in connection with the annual meeting of shareholders to be held on April 20, 2011, is incorporated herein by reference to Exhibit 1 to the Registrant’s Report on Form 6-K furnished to the Securities and Exchange Commission on March 4, 2011

6	[intentionally omitted]

7	Consent of PricewaterhouseCoopers LLP regarding its report dated March 4, 2011

8	Rule 13a-14(a)/15d-14(a) Certifications:
Certification of Registrant’s Chief Executive Officer Certification of Registrant’s Chief Financial Officer

9	Section 1350 Certifications:
Certification of Registrant’s Chief Executive Officer Certification of Registrant’s Chief Financial Officer