Form 40-F/A
period 2011-12-31
FAIRFAX FINANCIAL HOLDINGS LTD/ CAN
filed 2012-03-20
CIK 915191

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Amendment No. 1

to

Form 40-F

[Check one]

☐	Registration statement pursuant to section 12 of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2011	Commission File Number: 1-31556

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

☒  Annual information form    ☒  Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Subordinate Voting Shares	19,627,026
Multiple Voting Shares	1,548,000

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.     Yes  ☒    No  ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).    Yes  ☐    No  ☐

EXPLANATORY NOTICE TO READER

On March 9, 2012, Fairfax Financial Holdings Limited (“the Registrant”) filed its annual report on Form 40-F for the year ended December 31, 2011 (the “Annual Report”). Subsequent to filing the Annual Report, the Registrant noted an omission in the Independent Auditor’s Report, which was included in the Annual Report as part of Exhibit 2 – Audited Consolidated Financial Statements of the Registrant. Specifically, in each of the paragraphs of the Independent Auditor’s Report entitled “Management’s responsibility for the consolidated financial statements” and “Opinion,” the Registrant’s independent auditor noted that the consolidated financial statements were prepared in accordance with International Financial Reporting Standards without a reference to “as issued by International Accounting Standards Board.” The Registrant’s independent auditor also noted a phrase which should be deleted from the Independent Auditor’s Report. Specifically, in the second paragraph under “Auditor’s responsibility” in the “Report on the consolidated financial statements,” the phrase “but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control” should be deleted. An amended version of the Independent Auditor’s Report that reflects these changes is filed herewith, together with the Audited Annual Financial Statements of the Registrant and a consent of PricewaterhouseCoopers LLP, as well as certifications under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002.

Other than as expressly set forth above, this amendment does not, and does not purport to, update or restate the information in any Item of the Annual Report or reflect any events that have occurred after the Annual Report was filed. The filing of this amendment shall not be deemed an admission that the Annual Report, when filed, included any untrue statement of material fact or omitted to state a material fact necessary to make a statement not misleading.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this amendment no. 1 to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Date: March 20, 2012	By:	/s/ Bradley P. Martin
	Name:	Bradley P. Martin
	Title:	Vice President, Strategic Investments

EXHIBIT INDEX

1*	Annual Information Form dated March 9, 2012

2**	Audited Consolidated Financial Statements of the Registrant as of December 31, 2011 and 2010 and January 1, 2010 and for the two years in the period ended December 31, 2011, the related notes and the auditor’s report relating to the consolidated financial statements and the effectiveness of internal control over financial reporting

3*	Management’s Discussion and Analysis of Financial Condition and Results of Operations dated March 9, 2012, including Management’s Report on Internal Control over Financial Reporting

4*	Narrative Description of Business dated March 9, 2012

5*	The information under “Statement of Corporate Governance Practices” in the Registrant’s Management Proxy Circular, dated March 9, 2012 in connection with the annual meeting of shareholders to be held on April 26, 2012, is incorporated herein by reference to Exhibit 1 to the Registrant’s Report on Form 6-K furnished to the Securities and Exchange Commission on March 9, 2012

6*	The information under “Description of Subordinate Voting Shares and Preferred Shares,” “Description of the Series C Shares,” “Description of the Series E Shares,” “Description of the Series G Shares” and “Description of the Series I Shares” in the Registrant’s short form base shelf prospectus dated December 10, 2010, prospectus supplement dated September 29, 2009, prospectus supplement dated January 25, 2010, prospectus supplement dated July 21, 2010 and prospectus supplement dated September 28, 2010, respectively.

7**	Consent of PricewaterhouseCoopers LLP regarding its report dated March 9, 2012

8**	Rule 13a-14(a)/15d-14(a) Certifications: Certification of Registrant’s Chief Executive Officer Certification of Registrant’s Chief Financial Officer

9**	Section 1350 Certifications: Certification of Registrant’s Chief Executive Officer Certification of Registrant’s Chief Financial Officer

*	Previously Filed
**	Filed herewith