Form 40-F
period 2012-12-31
FAIRFAX FINANCIAL HOLDINGS LTD/ CAN
filed 2013-03-08
CIK 915191

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 40-F

[Check one]

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012	Commission File Number: 1-31556

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

Subordinate Voting Shares	19,496,641
Multiple Voting Shares	1,548,000

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

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Registrant’s chief executive officer and its chief financial officer, after evaluating the effectiveness of the Registrant’s disclosure controls and procedures, as of the end of the period covered by this annual report on Form 40-F, have concluded, based upon such evaluation, that the Registrant’s disclosure controls and procedures were effective as of the end of such period.

Management’s Report on Internal Control over Financial Reporting

On October 12, 2012, the Registrant completed the acquisition of Brit Insurance Limited, which was subsequently renamed Riverstone Insurance Limited (“RiverStone Insurance”). In conducting their evaluation of the effectiveness of the Registrant’s internal controls over financial reporting (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), the Registrant’s chief executive officer and its chief financial officer limited the scope of such evaluation to exclude the internal controls within RiverStone Insurance due to the proximity to year-end of the acquisition. The operations of RiverStone Insurance represented 0.5% of the Registrant’s consolidated revenues for the year ended December 31, 2012 and represented 4.0% of the Registrant’s consolidated net assets for the year ended December 31, 2012.

Management’s Report on internal control over financial reporting is included in Exhibit 2 hereto and is incorporated by reference herein.

Attestation Report of the Independent Auditors

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

For details on the Registrant’s accountant fees payable to PricewaterhouseCoopers LLP and its affiliates for the years ended December 31, 2012 and December 31, 2011, as well as a description of the nature of each category of fees, see the information under “Audit Committee” in the Registrant’s Annual Information Form dated March 8, 2013, included as Exhibit 1 hereto.

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

For the year ended December 31, 2012, none of the services described above were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant and its subsidiaries have certain security arrangements and commitments that have financial implications. These arrangements are described in Note 20 to the Registrant’s audited consolidated financial statements for the year ended December 31, 2012 included as Exhibit 2 hereto.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Tabular disclosure of the Registrant’s present and future obligations as at December 31, 2012 is provided in Note 24 to the Registrant’s audited consolidated financial statements for the year ended December 31, 2012 included as Exhibit 2 hereto.

For further details on the Registrant’s provision for claim liability, long term debt principal and interest payments, purchase obligation and other liabilities payments and operating lease payments, see Notes 8, 15, 22 and 24 of the Registrant’s audited consolidated financial statements for the year ended December 31, 2012 included as Exhibit 2 hereto.

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

Such factors include, but are not limited to: a reduction in net income if the Registrant’s loss reserves (including reserves for asbestos, environmental and other latent claims) are insufficient; underwriting losses on the risks the Registrant insures that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding the Registrant’s estimates; the cycles of the insurance market and general economic conditions, which can substantially influence the Registrant’s and the Registrant’s competitors’ premium rates and capacity to write new business; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect the Registrant’s investment portfolio; risks associated with the Registrant’s use of derivative instruments; the failure of the Registrant’s hedging methods to achieve their desired risk management objective; exposure to credit risk in the event the Registrant’s reinsurers fail to make payments to the Registrant under the Registrant’s reinsurance arrangements; exposure to credit risk in the event the Registrant’s insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to the Registrant or failure by the Registrant’s insureds to reimburse the Registrant for deductibles that are paid by the Registrant on their behalf; risks associated with implementing the Registrant’s business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by the Registrant; the inability of the Registrant’s subsidiaries to maintain financial or claims paying ability ratings; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the failure of any of the loss limitation methods the Registrant employs; the impact of emerging claim and coverage issues; the Registrant’s inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect the Registrant; the Registrant’s inability to access cash of the Registrant’s subsidiaries; the Registrant’s inability to obtain required levels of capital on favorable terms, if at all; loss of key employees; the passage of legislation subjecting the Registrant’s businesses to additional supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which the Registrant operates; risks associated with government investigations of, and litigation related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which the Registrant operates; risks associated with the current purported class action litigation; risks associated with the Registrant’s pending civil litigation; the influence exercisable by the Registrant’s significant shareholder; adverse fluctuations in foreign currency exchange rates; the Registrant’s dependence on independent brokers over whom the Registrant exercises little control; an impairment in the carrying value of the Registrant’s goodwill and indefinite-lived intangible assets; the Registrant’s failure to realize deferred income tax assets; assessments and shared market mechanisms which may adversely affect the Registrant’s insurance subsidiaries; and failures or security breaches of the Registrant’s computer and data processing systems. Additional risks and uncertainties are described in Exhibit 3 hereto under the heading “Issues and Risks.” The Registrant disclaims any intention or obligation to update or revise any forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Date: March 8, 2013	By:	/s/ Paul Rivett
		Name:	Paul Rivett
		Title:	Vice President, Operations

EXHIBIT INDEX

1	Annual Information Form dated March 8, 2013.

2	Audited Consolidated Financial Statements of the Registrant as of December 31, 2012 and 2011 and for the two years in the period ended December 31, 2012, the related notes, the auditor’s report relating to the consolidated financial statements and the effectiveness of internal control over financial reporting and Management’s Report on Internal Control over Financial Reporting.

3	Management’s Discussion and Analysis of Financial Condition and Results of Operations dated March 8, 2013.

4	Narrative Description of Business dated March 8, 2013.

5	The information under “Statement of Corporate Governance Practices” in the Registrant’s Management Proxy Circular, dated March 8, 2013 in connection with the annual meeting of shareholders to be held on April 11, 2013, is incorporated herein by reference to Exhibit 1 to the Registrant’s Report on Form 6-K furnished to the Securities and Exchange Commission on March 8, 2013.

6	The information under “Description of Subordinate Voting Shares and Preferred Shares,” “Description of the Series C Shares,” “Description of the Series E Shares,” “Description of the Series G Shares,” “Description of the Series I Shares” and “Description of the Series K Shares” in the Registrant’s short form base shelf prospectus dated December 10, 2012, prospectus supplement dated September 29, 2009, prospectus supplement dated January 25, 2010, prospectus supplement dated July 21, 2010, prospectus supplement dated September 28, 2010 and prospectus supplement dated March 14, 2012, respectively.

7	Consent of PricewaterhouseCoopers LLP regarding its report dated March 8, 2013.

8	Rule 13a-14(a)/15d-14(a) Certifications: Certification of Registrant’s Chief Executive Officer Certification of Registrant’s Chief Financial Officer

9	Section 1350 Certifications: Certification of Registrant’s Chief Executive Officer Certification of Registrant’s Chief Financial Officer