Form 40-F
period 2013-12-31
FAIRFAX FINANCIAL HOLDINGS LTD/ CAN
filed 2014-03-10
CIK 915191

QuickLinks -- Click here to rapidly navigate through this document

United States Securities and Exchange Commission
Washington, D.C. 20549

Form 40-F

[Check one]

☐    Registration statement pursuant to section 12 of the Securities Exchange Act of 1934

or

☒    Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2013 Commission File Number: 1-31556

FAIRFAX FINANCIAL HOLDINGS LIMITED
(Exact name of Registrant as specified in its charter)

Canada
(Province or other jurisdiction of incorporation or organization)

6331
(Primary Standard Industrial Classification Code Number (if applicable))

95 Wellington Street West
Suite 800
Toronto, Ontario Canada
M5J 2N7
(416) 367-4941
(Address and telephone number of Registrant's principal executive offices)

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
☒ Annual information form    ☒Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

Subordinate Voting Shares	20,451,232
Multiple Voting Shares	1,548,000

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

 UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

        Fairfax Financial Holdings Limited ("the Registrant") undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the staff of the Securities and Exchange Commission, and to furnish promptly, when requested to do so by the Securities and Exchange Commission staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities. The Registrant has previously filed with the Securities and Exchange Commission a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

        The Registrant's chief executive officer and its chief financial officer, after evaluating the effectiveness of the Registrant's disclosure controls and procedures, as of the end of the period covered by this annual report on Form 40-F, have concluded, based upon such evaluation, that the Registrant's disclosure controls and procedures were effective as of the end of such period.

Management's Report on Internal Control over Financial Reporting

        Management's Report on internal control over financial reporting is included in Exhibit 99.2 hereto and is incorporated by reference herein.

Attestation Report of the Independent Auditor

        The attestation report of PricewaterhouseCoopers LLP on internal control over financial reporting is included in Exhibit 99.2 hereto and is incorporated by reference herein.

Changes in Internal Control over Financial Reporting

        There was no change in the Registrant's internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting.

        The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

IDENTIFICATION OF THE AUDIT COMMITTEE

        The Registrant has a standing audit committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934. The members of the Registrant's audit committee are Alan D. Horn, Anthony F. Griffiths, Robert J. Gunn and Timothy R. Price. The disclosure provided under "Statement of Corporate Governance Practices—Audit Committee" in the Registrant's Management Proxy Circular, included as Exhibit 99.5 hereto, is incorporated by reference herein.

AUDIT COMMITTEE FINANCIAL EXPERT

        The Registrant's board of directors determined that it has at least one audit committee financial expert serving on its audit committee. Mr. Alan D. Horn has been determined to be such an audit committee financial expert and is independent as that term is defined by the New York Stock Exchange's listing standards. The U.S. Securities and Exchange Commission has indicated that the designation of Mr. Horn as an audit committee financial expert does not make Mr. Horn an "expert" for any purpose, impose any duties, obligations or liability on Mr. Horn that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other members of the audit committee or board of directors.

 CORPORATE GOVERNANCE GUIDELINES

        The disclosure provided under "Statement of Corporate Governance Practices" in the Registrant's Management Proxy Circular, included as Exhibit 99.5 hereto, is incorporated by reference herein.

CODE OF ETHICS

        The disclosure provided under "Statement of Corporate Governance Practices" in the Registrant's Management Proxy Circular, included as Exhibit 99.5 hereto, is incorporated by reference herein.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

        For details on the Registrant's accountant fees payable to PricewaterhouseCoopers LLP and its affiliates for the years ended December 31, 2013 and December 31, 2012, as well as a description of the nature of each category of fees, see the information under "Audit Committee" in the Registrant's Annual Information Form dated March 7, 2014, included as Exhibit 99.1 hereto.

Pre-Approval Policies and Procedures

        The Registrant's Audit Committee has adopted a pre-approval policy with respect to permitted audit and non-audit services. Non-audit fees are expected to relate primarily to tax advisory services. Under the policy, estimated non-audit fees payable by the Registrant and its subsidiaries must be submitted prior to the initiation of non-audit services in advance of each financial quarter for pre-approval by the Registrant's Audit Committee. Requests by the Registrant or its subsidiaries for pre-approval of non-audit fees (other than tax advisory services discussed below) within any financial quarter must be submitted to the Registrant's chief financial officer and approved by the Chair of the Audit Committee and must be presented to the Audit Committee at its next meeting. During any quarter, the Registrant's chief financial officer may approve requests for tax advisory services of less than CDN $5,000 per item subject to an aggregate quarterly limit of CDN $25,000 for Canadian and international tax matters and $25,000 for U.S. tax matters.

        For the year ended December 31, 2013, none of the services described above were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

        The Registrant and its subsidiaries have certain security arrangements and commitments that have financial implications. These arrangements are described in Note 20 to the Registrant's audited consolidated financial statements for the year ended December 31, 2013, included as Exhibit 99.2 hereto.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

        Tabular disclosure of the Registrant's present and future obligations as at December 31, 2013 is provided in Note 24 to the Registrant's audited consolidated financial statements for the year ended December 31, 2013, included as Exhibit 99.2 hereto.

        For further details on the Registrant's provision for claim liability, long term debt principal and interest payments, purchase obligation and other liabilities payments and operating lease payments, see Notes 8, 15, 22 and 24 of the Registrant's audited consolidated financial statements for the year ended December 31, 2013, included as Exhibit 99.2 hereto.

 FORWARD-LOOKING INFORMATION

        Certain statements contained herein may constitute forward-looking statements and are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. The words "believe", "anticipate", "project", "expect", "intend", "estimate", "may", "should", "will likely result", "will seek to", or "will continue" and similar expressions are intended to identify such forward-looking statements. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Registrant to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

        Such factors include, but are not limited to: a reduction in net income if the Registrant's loss reserves (including reserves for asbestos, environmental and other latent claims) are insufficient; underwriting losses on the risks the Registrant insures that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding the Registrant's estimates; the cycles of the insurance market and general economic conditions, which can substantially influence the Registrant's and the Registrant's competitors' premium rates and capacity to write new business; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect the Registrant's investment portfolio; risks associated with the Registrant's use of derivative instruments; the failure of the Registrant's hedging methods to achieve their desired risk management objective; exposure to credit risk in the event the Registrant's reinsurers fail to make payments to the Registrant under the Registrant's reinsurance arrangements; exposure to credit risk in the event the Registrant's insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to the Registrant or failure by the Registrant's insureds to reimburse the Registrant for deductibles that are paid by the Registrant on their behalf; risks associated with implementing the Registrant's business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by the Registrant; the inability of the Registrant's subsidiaries to maintain financial or claims paying ability ratings; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the failure of any of the loss limitation methods the Registrant employs; the impact of emerging claim and coverage issues; the Registrant's inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect the Registrant; the Registrant's inability to access cash of the Registrant's subsidiaries; the Registrant's inability to obtain required levels of capital on favorable terms, if at all; loss of key employees; the passage of legislation subjecting the Registrant's businesses to additional supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which the Registrant operates; risks associated with government investigations of, and litigation related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which the Registrant operates; risks associated with legal or regulatory proceedings; the influence exercisable by the Registrant's significant shareholder; adverse fluctuations in foreign currency exchange rates; the Registrant's dependence on independent brokers over whom the Registrant exercises little control; an impairment in the carrying value of the Registrant's goodwill and indefinite-lived intangible assets; the Registrant's failure to realize deferred income tax assets; assessments and shared market mechanisms which may adversely affect the Registrant's insurance subsidiaries; and failures or security breaches of the Registrant's computer and data processing systems. Additional risks and uncertainties are described in Exhibit 99.3 hereto under the heading "Issues and Risks." The Registrant disclaims any intention or obligation to update or revise any forward-looking statements.

 SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

FAIRFAX FINANCIAL HOLDINGS LIMITED
Date: March 7, 2014
	By:	/s/ PAUL RIVETT Name: Paul Rivett Title: President

 EXHIBIT INDEX

99.1	Annual Information Form dated March 7, 2014.
99.2	Audited Consolidated Financial Statements of the Registrant as of December 31, 2013 and 2012 and for the two years in the period ended December 31, 2013, the related notes, the auditor's report relating to the consolidated financial statements and the effectiveness of internal control over financial reporting and Management's Report on Internal Control over Financial Reporting.
99.3	Management's Discussion and Analysis of Financial Condition and Results of Operations dated March 7, 2014, including Management's Report on Internal Control over Financial Reporting.
99.4	Narrative Description of Business dated March 7, 2014.
99.5	The information under "Statement of Corporate Governance Practices" in the Registrant's Management Proxy Circular, dated March 7, 2014 in connection with the annual meeting of shareholders to be held on April 9, 2014, is incorporated herein by reference to Exhibit 99.1 to the Registrant's Report on Form 6-K furnished to the Securities and Exchange Commission on March 7, 2014.
99.6	The information under "Description of Subordinate Voting Shares and Preferred Shares," "Description of the Series C Shares," "Description of the Series E Shares," "Description of the Series G Shares," "Description of the Series I Shares" and "Description of the Series K Shares" in the Registrant's short form base shelf prospectus dated December 10, 2012, prospectus supplement dated September 29, 2009, prospectus supplement dated January 25, 2010, prospectus supplement dated July 21, 2010, prospectus supplement dated September 28, 2010 and prospectus supplement dated March 14, 2012, respectively.
99.7	Consent of PricewaterhouseCoopers LLP regarding its report dated March 7, 2014.
99.8	Rule 13a-14(a)/15d-14(a) Certifications: Certification of Registrant's Chief Executive Officer Certification of Registrant's Chief Financial Officer
99.9	Section 1350 Certifications: Certification of Registrant's Chief Executive Officer Certification of Registrant's Chief Financial Officer

QuickLinks

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
CONTROLS AND PROCEDURES
IDENTIFICATION OF THE AUDIT COMMITTEE
AUDIT COMMITTEE FINANCIAL EXPERT
CORPORATE GOVERNANCE GUIDELINES
CODE OF ETHICS
PRINCIPAL ACCOUNTANT FEES AND SERVICES
OFF-BALANCE SHEET ARRANGEMENTS
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
FORWARD-LOOKING INFORMATION
SIGNATURE
EXHIBIT INDEX