Form 40-F
period 2014-12-31
FAIRFAX FINANCIAL HOLDINGS LTD/ CAN
filed 2015-03-06
CIK 915191

QuickLinks -- Click here to rapidly navigate through this document

United States Securities and Exchange Commission
Washington, D.C. 20549

Form 40-F

[Check one]

☐    Registration statement pursuant to section 12 of the Securities Exchange Act of 1934

or

☒    Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2014 Commission File Number: 1-31556

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

Subordinate Voting Shares	20,865,645
Multiple Voting Shares	1,548,000

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

 PRINCIPAL DOCUMENTS

        The following documents have been filed as part of this Annual Report on Form 40-F

  1.
  Annual Information Form dated March 6, 2015 attached as Exhibit 99.1 hereto.

  2.
  Audited Consolidated Financial Statements of the Registrant as of December 31, 2014 and 2013 and for the two years in the period ended December 31, 2014 and the related notes, the auditor's report on the consolidated financial statements and the effectiveness of internal control over financial reporting and Management's Report on Internal Control over Financial Reporting attached as Exhibit 99.2 hereto.

  3.
  Management's Discussion and Analysis of Financial Condition and Results of Operations dated March 6, 2015, including Management's Report on Internal Control over Financial Reporting attached as Exhibit 99.3 hereto.

DISCLOSURE CONTROLS AND PROCEDURES

Certifications

        The required disclosure is included in Exhibits 99.8 and 99.9 hereto.

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

NOTICES PURSUANT TO REGULATION BTR

        The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the year ended December 31, 2014.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

        For details on the Registrant's accountant fees payable to PricewaterhouseCoopers LLP and its affiliates for the years ended December 31, 2014 and December 31, 2013, as well as a description of the nature of each category of fees, see the information under "Audit Committee" in the Registrant's Annual Information Form dated March 6, 2015, included as Exhibit 99.1 hereto.

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

        For the year ended December 31, 2014, none of the services described above were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

        The Registrant and its subsidiaries have certain security arrangements and commitments that have financial implications. These arrangements are described in Note 20 to the Registrant's audited consolidated financial statements for the year ended December 31, 2014, included as Exhibit 99.2 hereto.

 TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

        Tabular disclosure of the Registrant's present and future obligations as at December 31, 2014 is provided in Note 24 to the Registrant's audited consolidated financial statements for the year ended December 31, 2014, included as Exhibit 99.2 hereto.

        For further details on the Registrant's provision for claim liability, long term debt principal and interest payments, purchase obligation and other liabilities payments and operating lease payments, see Notes 8, 15, 22 and 24 of the Registrant's audited consolidated financial statements for the year ended December 31, 2014, included as Exhibit 99.2 hereto.

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

MINE SAFETY DISCLOSURE

        The Registrant is not currently required to disclose the information required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act..

FORWARD-LOOKING INFORMATION

        A number of statements in the documents incorporated by reference in this Form 40-F constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Please refer to the paragraph under the heading "Forward-Looking Statements" in the Management's Discussion and Analysis of Financial Condition and Results of Operations dated March 6, 2015, including Management's Report on Internal Control over Financial Reporting incorporated by reference herein, attached as Exhibit 99.3 hereto and forming an integral part of this document, for a discussion of risks, uncertainties and assumptions that could cause actual results to vary from those forward-looking statements.

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

FAIRFAX FINANCIAL HOLDINGS LIMITED
Date: March 6, 2015
	By:	/s/ Paul Rivett Name: Paul Rivett Title: President

 EXHIBIT INDEX

99.1	Annual Information Form dated March 6, 2015.
99.2

Audited Consolidated Financial Statements of the Registrant as of December 31, 2014 and 2013 and for the two years in the period ended December 31, 2014 and the related notes, the auditor's report on the consolidated financial statements and the effectiveness of internal control over financial reporting and Management's Report on Internal Control over Financial Reporting.

99.3	Management's Discussion and Analysis of Financial Condition and Results of Operations dated March 6, 2015, including Management's Report on Internal Control over Financial Reporting.
99.4	Narrative Description of Business dated March 6, 2015.
99.5

The information under "Statement of Corporate Governance Practices" in the Registrant's Management Proxy Circular, dated March 6, 2015 in connection with the annual meeting of shareholders to be held on April 16, 2015, is incorporated herein by reference to Exhibit 99.1 to the Registrant's Report on Form 6-K furnished to the Securities and Exchange Commission on March 6, 2015.

99.6

The information under "Description of Subordinate Voting Shares and Preferred Shares" in the Registrant's short form base shelf prospectus dated December 19, 2014, "Description of the Series C Shares" and "Description of Series D Shares" in the Registrant's prospectus supplement dated September 29, 2009, "Description of the Series E Shares" in the Registrant's prospectus supplement dated January 25, 2010, "Description of the Series G Shares" in the Registrant's prospectus supplement dated July 21, 2010, "Description of the Series I Shares" in the Registrant's prospectus supplement dated September 28, 2010, "Description of the Series K Shares" in the Registrant's prospectus supplement dated March 14, 2012 and "Description of Series M Shares" and "Description of the Series N Shares" in the Registrant's prospectus supplement dated February 24, 2015.

99.7	Consent of PricewaterhouseCoopers LLP
99.8	Rule 13a-14(a)/15d-14(a) Certifications: Certification of Registrant's Chief Executive Officer Certification of Registrant's Chief Financial Officer
99.9	Section 1350 Certifications: Certification of Registrant's Chief Executive Officer Certification of Registrant's Chief Financial Officer

QuickLinks

PRINCIPAL DOCUMENTS
DISCLOSURE CONTROLS AND PROCEDURES
NOTICES PURSUANT TO REGULATION BTR
AUDIT COMMITTEE FINANCIAL EXPERT
CODE OF ETHICS
PRINCIPAL ACCOUNTANT FEES AND SERVICES
OFF-BALANCE SHEET ARRANGEMENTS
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
IDENTIFICATION OF THE AUDIT COMMITTEE
MINE SAFETY DISCLOSURE
FORWARD-LOOKING INFORMATION
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
SIGNATURE
EXHIBIT INDEX