Form 40-F/A
period 2014-12-31
FAIRFAX FINANCIAL HOLDINGS LTD/ CAN
filed 2015-05-06
CIK 915191

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

 EXPLANATORY NOTICE TO READER

        On March 6, 2015, Fairfax Financial Holdings Limited ("the Registrant") filed its annual report on Form 40-F for the year ended December 31, 2014 (the "Annual Report"). The Annual Report is being refiled to correct the names of the lead underwriters on its offerings in the Chairman's Letter to shareholders on page 7 of the Annual Report (Exhibit 99.4 — Narrative Description of Business). An amended version of Exhibit 99.4 that makes such correction is filed herewith, together with the certifications under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002.

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

1

 SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

FAIRFAX FINANCIAL HOLDINGS LIMITED
Date: May 6, 2015
	By:	/s/ Paul Rivett Name: Paul Rivett Title: President

2

 EXHIBIT INDEX

99.1*	Annual Information Form dated March 6, 2015.
99.2*

Audited Consolidated Financial Statements of the Registrant as of December 31, 2014 and 2013 and for the two years in the period ended December 31, 2014 and the related notes, the auditor's report on the consolidated financial statements and the effectiveness of internal control over financial reporting and Management's Report on Internal Control over Financial Reporting.

99.3*	Management's Discussion and Analysis of Financial Condition and Results of Operations dated March 6, 2015, including Management's Report on Internal Control over Financial Reporting.
99.4**	Narrative Description of Business dated March 6, 2015.
99.5*

The information under "Statement of Corporate Governance Practices" in the Registrant's Management Proxy Circular, dated March 6, 2015 in connection with the annual meeting of shareholders to be held on April 16, 2015, is incorporated herein by reference to Exhibit 99.1 to the Registrant's Report on Form 6-K furnished to the Securities and Exchange Commission on March 6, 2015.

99.6*

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

99.7*	Consent of PricewaterhouseCoopers LLP
99.8**	Rule 13a-14(a)/15d-14(a) Certifications: Certification of Registrant's Chief Executive Officer Certification of Registrant's Chief Financial Officer
99.9**	Section 1350 Certifications: Certification of Registrant's Chief Executive Officer Certification of Registrant's Chief Financial Officer

*
Previously filed

**
Filed herewith

QuickLinks

EXPLANATORY NOTICE TO READER
SIGNATURE
EXHIBIT INDEX