Form 40-F
period 2015-12-31
FAIRFAX FINANCIAL HOLDINGS LTD/ CAN
filed 2016-03-11
CIK 915191

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 40-F

[Check one]
☐	Registration statement pursuant to section 12 of the Securities Exchange Act of 1934
or
☒	Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2015 Commission File Number: 1-31556

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

Subordinate Voting Shares	21,465,089
Multiple Voting Shares	1,548,000

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

 PRINCIPAL DOCUMENTS

        The following documents have been filed as part of this Annual Report on Form 40-F

  1.
  Annual Information Form dated March 11, 2016 attached as Exhibit 99.1 hereto.

  2.
  Audited Consolidated Financial Statements of the Registrant as of December 31, 2015 and 2014 and for the two years in the period ended December 31, 2015 and the related notes, the auditor's report on the consolidated financial statements and the effectiveness of internal control over financial reporting and Management's Report on Internal Control over Financial Reporting attached as Exhibit 99.2 hereto.

  3.
  Management's Discussion and Analysis of Financial Condition and Results of Operations dated March 11, 2016, including Management's Report on Internal Control over Financial Reporting attached as Exhibit 99.3 hereto.

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

Management's Report on Internal Control over Financial Reporting

        On June 5, 2015, the Registrant completed the acquisition of Brit PLC, which was subsequently renamed Brit Limited ("Brit"). In conducting their evaluation of the effectiveness of the Registrant's internal controls over financial reporting (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), management has excluded Brit from its assessment of internal controls over financial reporting as of December 31, 2015 because it was acquired by the Registrant in a purchase business combination during 2015. Brit is a 70.1% owned subsidiary whose revenue represented 8.8% of the Registrant's consolidated revenue for the year ended December 31, 2015 and whose assets and liabilities represented 15.3% and 15.9% of the Registrant's consolidated assets and liabilities, respectively, as at December 31, 2015.

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

 NOTICES PURSUANT TO REGULATION BTR

        The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the year ended December 31, 2015.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

        For details on the Registrant's accountant fees payable to PricewaterhouseCoopers LLP and its affiliates for the years ended December 31, 2015 and December 31, 2014, as well as a description of the nature of each category of fees, see the information under "Audit Committee" in the Registrant's Annual Information Form dated March 11, 2016, included as Exhibit 99.1 hereto.

Pre-Approval Policies and Procedures

        The Registrant's Audit Committee has adopted a pre-approval policy with respect to permitted audit and non-audit services. Non-audit services are expected to relate primarily to tax advisory services. Under the policy, non-audit service requests and associated estimated fees payable by the Registrant and its subsidiaries must be submitted prior to the initiation of the services in advance of each financial quarter for pre-approval by the Registrant's Audit Committee. Requests by the Registrant or its subsidiaries for pre-approval of non-audit services (other than tax advisory services discussed below) within any financial quarter must be submitted to the Registrant's chief financial officer and pre-approved by the Chair of the Audit Committee and must be presented to the Audit Committee at its next meeting. The Audit Committee has pre-approved in principle certain types of tax advisory services and during any quarter, the Registrant's chief financial officer may approve requests for such services of less than CDN $5,000 per item subject to an aggregate quarterly limit of CDN $25,000 for Canadian and international tax matters and $25,000 for U.S. tax matters.

        For the year ended December 31, 2015, none of the services described above were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

        The Registrant and its subsidiaries have certain security arrangements and commitments that have financial implications. These arrangements are described in Note 20 to the Registrant's audited consolidated financial statements for the year ended December 31, 2015, included as Exhibit 99.2 hereto.

 TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

        Tabular disclosure of the Registrant's present and future obligations as at December 31, 2015 is provided in Note 24 to the Registrant's audited consolidated financial statements for the year ended December 31, 2015, included as Exhibit 99.2 hereto.

        For further details on the Registrant's provision for claim liability, long term debt principal and interest payments, purchase obligation and other liabilities payments and operating lease payments, see Notes 8, 15, 22, 23 and 24 of the Registrant's audited consolidated financial statements for the year ended December 31, 2015, included as Exhibit 99.2 hereto.

IDENTIFICATION OF THE AUDIT COMMITTEE

        The Registrant has a standing audit committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934. The members of the Registrant's audit committee are Alan D. Horn, Anthony F. Griffiths, Robert J. Gunn and Timothy R. Price. The disclosure provided under "Statement of Corporate Governance Practices — Audit Committee" in the Registrant's Management Proxy Circular, included as Exhibit 99.5 hereto, is incorporated by reference herein.

MINE SAFETY DISCLOSURE

        The Registrant is not currently required to disclose the information required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

FORWARD-LOOKING INFORMATION

        A number of statements in the documents incorporated by reference in this Form 40-F constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Please refer to the paragraph under the heading "Forward-Looking Statements" in the Management's Discussion and Analysis of Financial Condition and Results of Operations dated March 11, 2016, including Management's Report on Internal Control over Financial Reporting incorporated by reference herein, attached as Exhibit 99.3 hereto and forming an integral part of this document, for a discussion of risks, uncertainties and assumptions that could cause actual results to vary from those forward-looking statements.

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

FAIRFAX FINANCIAL HOLDINGS LIMITED
Date: March 11, 2016	By:	/s/ Paul Rivett
		Name:	Paul Rivett
		Title:	President

 EXHIBIT INDEX

99.1	Annual Information Form dated March 11, 2016.
99.2

Audited Consolidated Financial Statements of the Registrant as of December 31, 2015 and 2014 and for the two years in the period ended December 31, 2015 and the related notes, the auditor's report on the consolidated financial statements and the effectiveness of internal control over financial reporting and Management's Report on Internal Control over Financial Reporting.

99.3	Management's Discussion and Analysis of Financial Condition and Results of Operations dated March 11, 2016, including Management's Report on Internal Control over Financial Reporting.
99.4	Narrative Description of Business dated March 11, 2016.
99.5

The information under "Statement of Corporate Governance Practices" in the Registrant's Management Proxy Circular, dated March 11, 2016 in connection with the annual meeting of shareholders to be held on April 14, 2016, is incorporated herein by reference to Exhibit 99.1 to the Registrant's Report on Form 6-K furnished to the Securities and Exchange Commission on March 11, 2016.

99.6

The information under "Description of Subordinate Voting Shares and Preferred Shares" in the Registrant's short form base shelf prospectus dated September 14, 2015, "Description of the Series C Shares" and "Description of Series D Shares" in the Registrant's prospectus supplement dated September 29, 2009, "Description of the Series E Shares" and "Description of the Series F Shares" in the Registrant's prospectus supplement dated January 25, 2010, "Description of the Series G Shares" and "Description of the Series H Shares" in the Registrant's prospectus supplement dated July 21, 2010, "Description of the Series I Shares" and "Description of the Series J Shares" in the Registrant's prospectus supplement dated September 28, 2010, "Description of the Series K Shares" in the Registrant's prospectus supplement dated March 14, 2012 and "Description of Series M Shares" in the Registrant's prospectus supplement dated February 24, 2015.

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