Form 40-F
period 2016-12-31
FAIRFAX FINANCIAL HOLDINGS LTD/ CAN
filed 2017-03-13
CIK 915191

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 40-F

[Check one]
☐	Registration statement pursuant to section 12 of the Securities Exchange Act of 1934
or
☒	Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2016 Commission File Number: 1-31556

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
☒Annual information form    ☒Audited annual financial statements

         Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

Subordinate Voting Shares	22,344,796
Multiple Voting Shares	1,548,000

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

 PRINCIPAL DOCUMENTS

        The following documents have been filed as part of this Annual Report on Form 40-F

  1.
  Annual Information Form dated March 10, 2017 attached as Exhibit 99.1 hereto.

  2.
  Audited Consolidated Financial Statements of the Registrant as of December 31, 2016 and 2015 and for the two years in the period ended December 31, 2016 and the related notes, the auditor's report on the consolidated financial statements and the effectiveness of internal control over financial reporting and Management's Report on Internal Control over Financial Reporting attached as Exhibit 99.2 hereto.

  3.
  Management's Discussion and Analysis of Financial Condition and Results of Operations dated March 10, 2017, including Management's Report on Internal Control over Financial Reporting attached as Exhibit 99.3 hereto.

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

NOTICES PURSUANT TO REGULATION BTR

        The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the year ended December 31, 2016.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

        For details on the Registrant's accountant fees payable to PricewaterhouseCoopers LLP and its affiliates for the years ended December 31, 2016 and December 31, 2015, as well as a description of the nature of each category of fees, see the information under "Audit Committee" in the Registrant's Annual Information Form dated March 10, 2017, included as Exhibit 99.1 hereto.

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

        For the year ended December 31, 2016, none of the services described above were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

        The Registrant and its subsidiaries have certain security arrangements and commitments that have financial implications. These arrangements are described in Note 20 to the Registrant's audited consolidated financial statements for the year ended December 31, 2016, included as Exhibit 99.2 hereto.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

        Tabular disclosure of the Registrant's present and future obligations as at December 31, 2016 is provided in Note 24 to the Registrant's audited consolidated financial statements for the year ended December 31, 2016, included as Exhibit 99.2 hereto.

        For further details on the Registrant's provision for claim liability, long term debt principal and interest payments, purchase obligation and other liabilities payments and operating lease payments, see Notes 8, 15, 22, 23 and 24 of the Registrant's audited consolidated financial statements for the year ended December 31, 2016, included as Exhibit 99.2 hereto.

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

FORWARD-LOOKING INFORMATION

        A number of statements in the documents incorporated by reference in this Form 40-F constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Please refer to the paragraph under the heading "Forward-Looking Statements" in the Management's Discussion and Analysis of Financial Condition and Results of Operations dated March 10, 2017, including Management's Report on Internal Control over Financial Reporting incorporated by reference herein, attached as Exhibit 99.3 hereto and forming an integral part of this document, for a discussion of risks, uncertainties and assumptions that could cause actual results to vary from those forward-looking statements.

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

FAIRFAX FINANCIAL HOLDINGS LIMITED
Date: March 10, 2017	By:	/s/ Paul Rivett
		Name:	Paul Rivett
		Title:	President

 EXHIBIT INDEX

99.1	Annual Information Form dated March 10, 2017.
99.2

Audited Consolidated Financial Statements of the Registrant as of December 31, 2016 and 2015 and for the two years in the period ended December 31, 2016 and the related notes, the auditor's report on the consolidated financial statements and the effectiveness of internal control over financial reporting and Management's Report on Internal Control over Financial Reporting.

99.3	Management's Discussion and Analysis of Financial Condition and Results of Operations dated March 10, 2017, including Management's Report on Internal Control over Financial Reporting.
99.4	Narrative Description of Business dated March 10, 2017.
99.5

The information under "Statement of Corporate Governance Practices" in the Registrant's Management Proxy Circular, dated March 10, 2017 in connection with the annual meeting of shareholders to be held on April 20, 2017, is incorporated herein by reference to Exhibit 99.1 to the Registrant's Report on Form 6-K furnished to the Securities and Exchange Commission on March 10, 2017.

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