Form 40-F
period 2017-12-31
FAIRFAX FINANCIAL HOLDINGS LTD/ CAN
filed 2018-03-09
CIK 915191

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 40-F

(Check one)
☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2017 Commission File Number: 1-31556

FAIRFAX FINANCIAL HOLDINGS LIMITED
(Exact name of Registrant as specified in its charter)

Canada
(Province or other jurisdiction of incorporation or organization)

6331
(Primary Standard Industrial Classification Code Number (if applicable))

Not Applicable
(I.R.S. Employer Identification Number (if applicable))

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

Subordinate Voting Shares	27,002,303
Multiple Voting Shares	1,548,000

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

Yes	☒	No	☐

         Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

         Emerging growth company ☐

         If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

 PRINCIPAL DOCUMENTS

        The following documents have been filed as part of this Annual Report on Form 40-F

  1.
  Annual Information Form dated March 9, 2018 attached as Exhibit 99.1 hereto.

  2.
  Audited Consolidated Financial Statements of the Registrant as of December 31, 2017 and 2016 and for the two years in the period ended December 31, 2017 and the related notes, Management's Report on Internal Control over Financial Reporting and the Report of Independent Registered Public Accounting Firm on the Consolidated Financial Statements and the effectiveness of internal control over financial reporting, attached as Exhibit 99.2 hereto.

  3.
  Management's Discussion and Analysis of Financial Condition and Results of Operations dated March 9, 2018 attached as Exhibit 99.3 hereto.

DISCLOSURE CONTROLS AND PROCEDURES

Certifications

        The required certifications are included in Exhibits 99.6 and 99.7 hereto.

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

Management's Annual Report on Internal Control Over Financial Reporting

        Management's Report on Internal Control over Financial Reporting is included in Exhibit 99.2 hereto and is incorporated by reference herein.

Attestation Report of the Registered Public Accounting Firm

        The attestation report of PricewaterhouseCoopers LLP is included in the Report of Independent Registered Public Accounting Firm which is included in Exhibit 99.2 hereto and is incorporated by reference herein.

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

NOTICES PURSUANT TO REGULATION BTR

        The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the year ended December 31, 2017.

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

CODE OF ETHICS

        The disclosure provided under "Statement of Corporate Governance Practices" in the Registrant's Management Proxy Circular, included as Exhibit 99.4 hereto, is incorporated by reference herein.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

        For details on the Registrant's principal accountant fees payable to PricewaterhouseCoopers LLP and its affiliates for the years ended December 31, 2017 and December 31, 2016, as well as a description of the nature of each category of fees, see the information under "Audit Committee" in the Registrant's Annual Information Form dated March 9, 2017, included as Exhibit 99.1 hereto.

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

        For the year ended December 31, 2017, none of the services described above were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

        The Registrant and its subsidiaries have certain security arrangements and commitments that have financial implications. These arrangements are described in Note 20 to the Registrant's audited consolidated financial statements for the year ended December 31, 2017, included as Exhibit 99.2 hereto.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

        Tabular disclosure of the Registrant's present and future obligations as at December 31, 2017 is provided in Note 24 to the Registrant's audited consolidated financial statements for the year ended December 31, 2017, included as Exhibit 99.2 hereto.

        For further details on the Registrant's provision for claim liability, long term debt principal and interest payments, purchase obligation and other liabilities payments and operating lease payments, see Notes 8, 15, 22, 23 and 24 of the Registrant's audited consolidated financial statements for the year ended December 31, 2017, included as Exhibit 99.2 hereto.

 IDENTIFICATION OF THE AUDIT COMMITTEE

        The Registrant has a standing audit committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934. The members of the Registrant's audit committee are Alan D. Horn, Anthony F. Griffiths, Robert J. Gunn, Timothy R. Price and Lauren C. Templeton. The disclosure provided under "Statement of Corporate Governance Practices—Audit Committee" in the Registrant's Management Proxy Circular, included as Exhibit 99.4 hereto, is incorporated by reference herein.

MINE SAFETY DISCLOSURE

        The Registrant is not currently required to disclose the information required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

FORWARD-LOOKING INFORMATION

        A number of statements in the documents incorporated by reference in this Form 40-F constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Please refer to the paragraph under the heading "Forward-Looking Statements" in the Management's Discussion and Analysis of Financial Condition and Results of Operations dated March 9, 2018, including Management's Report on Internal Control over Financial Reporting incorporated by reference herein, attached as Exhibit 99.3 hereto and forming an integral part of this document, for a discussion of risks, uncertainties and assumptions that could cause actual results to vary from those forward-looking statements.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.    Undertaking.

        Fairfax Financial Holdings Limited (the "Registrant") undertakes to make available, in person or by telephone, representatives to respond to inquiries made by Securities and Exchange Commission (the "Commission") staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.    Consent to Service of Process.

        The Registrant has previously filed with the Securities and Exchange Commission a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

 SIGNATURES

        Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

FAIRFAX FINANCIAL HOLDINGS LIMITED
Date: March 9, 2018	By:	/s/ Paul Rivett
		Name:	Paul Rivett
		Title:	President

 EXHIBIT INDEX

99.1	Annual Information Form dated March 9, 2018
99.2

Audited Consolidated Financial Statements of the Registrant as of December 31, 2017 and 2016 and for the two years in the period ended December 31, 2017 and the related notes, Management's Report on Internal Control over Financial Reporting and the Report of Independent Registered Public Accounting Firm on the Consolidated Financial Statements and the effectiveness of internal control over financial reporting

99.3	Management's Discussion and Analysis of Financial Condition and Results of Operations dated March 9, 2018
99.4

The information under "Statement of Corporate Governance Practices" in the Registrant's Management Proxy Circular, dated March 9, 2018 in connection with the annual meeting of shareholders to be held on April 26, 2018, is incorporated herein by reference to Exhibit 99.1 to the Registrant's Report on Form 6-K furnished to the Securities and Exchange Commission on March 9, 2018

99.5	Consent of PricewaterhouseCoopers LLP
99.6	Rule 13a-14(a)/15d-14(a) Certifications:
Certification of Registrant's Chief Executive Officer Certification of Registrant's Chief Financial Officer
99.7	Section 1350 Certifications:
Certification of Registrant's Chief Executive Officer Certification of Registrant's Chief Financial Officer
101	Interactive Data File

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
SIGNATURES
EXHIBIT INDEX