Form 40-F
period 2018-12-31
FAIRFAX FINANCIAL HOLDINGS LTD/ CAN
filed 2019-03-08
CIK 915191

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 40-F

(Check one)
☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2018 Commission File Number: 1-31556

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

Subordinate Voting Shares	26,489,177
Multiple Voting Shares	1,548,000

          Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes	☒	No	☐

          Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

        The following documents have been filed as part of this Annual Report on Form 40-F

  1.
  Annual Information Form dated March 8, 2019 attached as Exhibit 99.1 hereto.

  2.
  Audited Consolidated Financial Statements of the Registrant as of December 31, 2018 and 2017 and for the two years in the period ended December 31, 2018 and the related notes, Management's Report on Internal Control over Financial Reporting and the Report of Independent Registered Public Accounting Firm, attached as Exhibit 99.2 hereto.

  3.
  Management's Discussion and Analysis of Financial Condition and Results of Operations dated March 8, 2019 attached as Exhibit 99.3 hereto.

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

Attestation Report of the Registered Public Accounting Firm

        The effectiveness of the Registrant's internal control over financial reporting as at December 31, 2018 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included in Exhibit 99.2 hereto and is incorporated by reference herein.

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

NOTICES PURSUANT TO REGULATION BTR

        The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the year ended December 31, 2018.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

        For details on the Registrant's principal accountant fees payable to PricewaterhouseCoopers LLP and its member firms for the years ended December 31, 2018 and December 31, 2017, as well as a description of the nature of each category of fees, see the information under "Audit Committee" in the Registrant's Annual Information Form dated March 8, 2019, included as Exhibit 99.1 hereto.

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

        For the year ended December 31, 2018, none of the services described above were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

        The Registrant and its subsidiaries have certain security arrangements and commitments that have financial implications. These arrangements are described in Note 20 to the Registrant's audited consolidated financial statements for the year ended December 31, 2018, included as Exhibit 99.2 hereto.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

        Tabular disclosure of the Registrant's present and future obligations as at December 31, 2018 is provided in Note 24 to the Registrant's audited consolidated financial statements for the year ended December 31, 2018, included as Exhibit 99.2 hereto.

        For further details on the Registrant's provision for claim liability, long term debt principal and interest payments, purchase obligation and other liabilities payments and operating lease payments, see Notes 8, 15, 22, 23 and 24 of the Registrant's audited consolidated financial statements for the year ended December 31, 2018, included as Exhibit 99.2 hereto.

IDENTIFICATION OF THE AUDIT COMMITTEE

        The Registrant has a standing audit committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended. The members of the Registrant's audit committee are Alan D. Horn, Anthony F. Griffiths, Robert J. Gunn, Timothy R. Price and Lauren C. Templeton. The disclosure provided under "Statement of Corporate Governance Practices—Audit Committee" in the Registrant's Management Proxy Circular, included as Exhibit 99.4 hereto, is incorporated by reference herein.

MINE SAFETY DISCLOSURE

        The Registrant is not currently required to disclose the information required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

FORWARD-LOOKING INFORMATION

        A number of statements in the documents incorporated by reference in this Form 40-F constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Please refer to the paragraph under the heading "Forward-Looking Statements" in the Management's Discussion and Analysis of Financial Condition and Results of Operations dated March 8, 2019, including Management's Report on Internal Control over Financial Reporting incorporated by reference herein, attached as Exhibit 99.3 hereto and forming an integral part of this document, for a discussion of risks, uncertainties and assumptions that could cause actual results to vary from those forward-looking statements.

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

FAIRFAX FINANCIAL HOLDINGS LIMITED
Date: March 8, 2019	By:	/s/ Paul Rivett
		Name:	Paul Rivett
		Title:	President

 EXHIBIT INDEX

99.1	Annual Information Form dated March 8, 2019
99.2
Audited Consolidated Financial Statements of the Registrant as of December 31, 2018 and 2017 and for the two years in the period ended December 31, 2018 and the related notes, Management's Report on Internal Control over Financial Reporting and the Report of Independent Registered Public Accounting Firm on the Consolidated Financial Statements and the effectiveness of internal control over financial reporting
99.3	Management's Discussion and Analysis of Financial Condition and Results of Operations dated March 8, 2019
99.4
The information under "Statement of Corporate Governance Practices" in the Registrant's Management Proxy Circular, dated March 8, 2019 in connection with the annual meeting of shareholders to be held on April 11, 2019, is incorporated herein by reference to Exhibit 99.1 to the Registrant's Report on Form 6-K furnished to the Securities and Exchange Commission on March 8, 2019
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