Form 40-F
period 2019-12-31
FAIRFAX FINANCIAL HOLDINGS LTD/ CAN
filed 2020-03-09
CIK 915191

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 40-F

(Check one)
☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2019 Commission File Number: 1-31556

FAIRFAX FINANCIAL HOLDINGS LIMITED
(Exact name of Registrant as specified in its charter)

Not applicable
(Translation of Registrant's name into English (if applicable))

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

           Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
None	N/A	N/A

           Securities registered or to be registered pursuant to Section 12(g) of the Act.

Subordinate Voting Shares
(Title of Class)

           Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

For annual reports, indicate by check mark the information filed with this form:

☒ Annual information form                        ☒ Audited annual financial statements

           Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Subordinate Voting Shares	26,082,299
Multiple Voting Shares	1,548,000

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

        The following documents have been filed as part of this Annual Report on Form 40-F

  1.
  Annual Information Form dated March 6, 2020 attached as Exhibit 99.1 hereto.

  2.
  Audited Consolidated Financial Statements of the Registrant as of December 31, 2019 and 2018 and for the two years in the period ended December 31, 2019 and the related notes, Management's Report on Internal Control over Financial Reporting and the Report of Independent Registered Public Accounting Firm, attached as Exhibit 99.2 hereto.

  3.
  Management's Discussion and Analysis of Financial Condition and Results of Operations dated March 6, 2020 attached as Exhibit 99.3 hereto.

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

Attestation Report of the Registered Public Accounting Firm

        The effectiveness of the Registrant's internal control over financial reporting as at December 31, 2019 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included in Exhibit 99.2 hereto and is incorporated by reference herein.

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

NOTICES PURSUANT TO REGULATION BTR

        The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the year ended December 31, 2019.

 AUDIT COMMITTEE FINANCIAL EXPERT

        The Registrant's board of directors determined that it has at least one audit committee financial expert serving on its audit committee. Mr. R. William McFarland has been determined to be such an audit committee financial expert and is independent as that term is defined by the New York Stock Exchange's listing standards. The U.S. Securities and Exchange Commission has indicated that the designation of Mr. McFarland as an audit committee financial expert does not make Mr. McFarland an "expert" for any purpose, impose any duties, obligations or liability on Mr. McFarland that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other members of the audit committee or board of directors.

CODE OF ETHICS

        The disclosure provided under "Statement of Corporate Governance Practices" in the Registrant's Management Proxy Circular, included as Exhibit 99.4 hereto, is incorporated by reference herein.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

        For details on the Registrant's principal accountant fees payable to PricewaterhouseCoopers LLP and its member firms for the years ended December 31, 2019 and December 31, 2018, as well as a description of the nature of each category of fees, see the information under "Audit Committee" in the Registrant's Annual Information Form dated March 6, 2020, included as Exhibit 99.1 hereto.

Pre-Approval Policies and Procedures

        The Registrant's Audit Committee has adopted a pre-approval policy with respect to permitted audit and non-audit services. Non-audit services are expected to relate primarily to securities offerings, tax advisory services and other recurring services. Under the policy, non-audit service requests and associated estimated fees payable by the Registrant and its subsidiaries must be submitted prior to the initiation of the services in advance of each financial quarter for pre-approval by the Registrant's Audit Committee. Requests by the Registrant or its subsidiaries for pre-approval of non-audit services (other than those with estimated fees payable in immaterial amounts discussed below) within any financial quarter must be submitted to the Registrant's chief financial officer and pre-approved by the Chair of the Audit Committee and must be presented to the Audit Committee at its next meeting. The Audit Committee has pre-approved in principle certain types of immaterial, non-audit services and during any quarter, the Registrant's chief financial officer may approve requests for such services of less than USD $75,000 per item subject to an aggregate quarterly limit of USD $250,000.

        For the year ended December 31, 2019, none of the services described above were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

        The Registrant and its subsidiaries have certain security arrangements and commitments that have financial implications. These arrangements are described in Note 20 to the Registrant's audited consolidated financial statements for the year ended December 31, 2019, included as Exhibit 99.2 hereto.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

        Tabular disclosure of the Registrant's present and future obligations as at December 31, 2019 is provided in Note 24 to the Registrant's audited consolidated financial statements for the year ended December 31, 2019, included as Exhibit 99.2 hereto.

        For further details on the Registrant's provision for claim liability, long term debt principal and interest payments, purchase obligation and other liabilities payments and operating lease payments, see Notes 8, 15, 22, 23 and 24 of the Registrant's audited consolidated financial statements for the year ended December 31, 2019, included as Exhibit 99.2 hereto.

 IDENTIFICATION OF THE AUDIT COMMITTEE

        The Registrant has a standing audit committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended. The members of the Registrant's audit committee are R. William McFarland, Anthony F. Griffiths, Robert J. Gunn, Timothy R. Price and Lauren C. Templeton. The disclosure provided under "Statement of Corporate Governance Practices — Audit Committee" in the Registrant's Management Proxy Circular, included as Exhibit 99.4 hereto, is incorporated by reference herein.

MINE SAFETY DISCLOSURE

        The Registrant is not currently required to disclose the information required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

FORWARD-LOOKING INFORMATION

        A number of statements in the documents incorporated by reference in this Form 40-F constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Please refer to the paragraph under the heading "Forward-Looking Statements" in the Management's Discussion and Analysis of Financial Condition and Results of Operations dated March 6, 2020, including Management's Report on Internal Control over Financial Reporting incorporated by reference herein, attached as Exhibit 99.3 hereto and forming an integral part of this document, for a discussion of risks, uncertainties and assumptions that could cause actual results to vary from those forward-looking statements.

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

FAIRFAX FINANCIAL HOLDINGS LIMITED
Date: March 6, 2020	By:	/s/ Eric P. Salsberg
		Name:	Eric P. Salsberg
		Title:	Vice President, Corporate Affairs and Corporate Secretary

 EXHIBIT INDEX

99.1	Annual Information Form dated March 6, 2020
99.2

Audited Consolidated Financial Statements of the Registrant as of December 31, 2019 and 2018 and for the two years in the period ended December 31, 2019 and the related notes, Management's Report on Internal Control over Financial Reporting and the Report of Independent Registered Public Accounting Firm

99.3	Management's Discussion and Analysis of Financial Condition and Results of Operations dated March 6, 2020
99.4

The information under "Statement of Corporate Governance Practices" in the Registrant's Management Proxy Circular, dated March 6, 2020 in connection with the annual meeting of shareholders to be held on April 16, 2020, is incorporated herein by reference to Exhibit 99.1 to the Registrant's Report on Form 6-K furnished to the Securities and Exchange Commission on March 6, 2020

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