Form 40-F
period 2020-12-31
FAIRFAX FINANCIAL HOLDINGS LTD/ CAN
filed 2021-03-05
CIK 915191

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 40-F

(Check one)
☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2020 Commission File Number: 1-31556

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

Subordinate Voting Shares	25,427,736
Multiple Voting Shares	1,548,000

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

           Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act. Emerging growth company ☐

           If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

           Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

 PRINCIPAL DOCUMENTS

        The following documents have been filed as part of this Annual Report on Form 40-F

  1.
  Annual Information Form dated March 5, 2021 attached as Exhibit 99.1 hereto.

  2.
  Audited Consolidated Financial Statements of the Registrant as of December 31, 2020 and 2019 and for the two years in the period ended December 31, 2020 and the related notes, Management's Report on Internal Control over Financial Reporting and the Report of Independent Registered Public Accounting Firm, attached as Exhibit 99.2 hereto.

  3.
  Management's Discussion and Analysis of Financial Condition and Results of Operations dated March 5, 2021 attached as Exhibit 99.3 hereto.

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

Attestation Report of the Registered Public Accounting Firm

        The effectiveness of the Registrant's internal control over financial reporting as at December 31, 2020 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included in Exhibit 99.2 hereto and is incorporated by reference herein.

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

NOTICES PURSUANT TO REGULATION BTR

        The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the year ended December 31, 2020.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

        For details on the Registrant's principal accountant fees payable to PricewaterhouseCoopers LLP and its member firms for the years ended December 31, 2020 and December 31, 2019, as well as a description of the nature of each category of fees, see the information under "Audit Committee" in the Registrant's Annual Information Form dated March 5, 2021, included as Exhibit 99.1 hereto.

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

        For the year ended December 31, 2020, none of the services described above were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

        The Registrant and its subsidiaries have certain security arrangements and commitments that have financial implications. These arrangements are described in Note 20 to the Registrant's audited consolidated financial statements for the year ended December 31, 2020, included as Exhibit 99.2 hereto.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

        Tabular disclosure of the Registrant's present and future obligations as at December 31, 2020 is provided in Note 24 to the Registrant's audited consolidated financial statements for the year ended December 31, 2020, included as Exhibit 99.2 hereto.

        For further details on the Registrant's provision for claim liability, long term debt principal and interest payments, purchase obligation and other liabilities payments and operating lease payments, see Notes 8, 15, 22, 23 and 24 of the Registrant's audited consolidated financial statements for the year ended December 31, 2020, included as Exhibit 99.2 hereto.

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

FORWARD-LOOKING INFORMATION

        A number of statements in the documents incorporated by reference in this Form 40-F constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Please refer to the paragraph under the heading "Forward-Looking Statements" in the Management's Discussion and Analysis of Financial Condition and Results of Operations dated March 5, 2021, including Management's Report on Internal Control over Financial Reporting incorporated by reference herein, attached as Exhibit 99.3 hereto and forming an integral part of this document, for a discussion of risks, uncertainties and assumptions that could cause actual results to vary from those forward-looking statements.

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

 EXHIBIT INDEX

99.1	Annual Information Form dated March 5, 2021
99.2

Audited Consolidated Financial Statements of the Registrant as of December 31, 2020 and 2019 and for the two years in the period ended December 31, 2020 and the related notes, Management's Report on Internal Control over Financial Reporting and the Report of Independent Registered Public Accounting Firm

99.3	Management's Discussion and Analysis of Financial Condition and Results of Operations dated March 5, 2021
99.4

The information under "Statement of Corporate Governance Practices" in the Registrant's Management Proxy Circular, dated March 5, 2021 in connection with the annual meeting of shareholders to be held on April 15, 2021, is incorporated herein by reference to Exhibit 99.1 to the Registrant's Report on Form 6-K furnished to the Securities and Exchange Commission on March 5, 2021

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

FAIRFAX FINANCIAL HOLDINGS LIMITED
Date: March 5, 2021	By:	/s/ Eric P. Salsberg
		Name:	Eric P. Salsberg
		Title:	Vice President, Corporate Affairs and Corporate Secretary

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
EXHIBIT INDEX
SIGNATURES