Form 40-F
period 2022-12-31
FAIRFAX FINANCIAL HOLDINGS LTD/ CAN
filed 2023-03-10
CIK 915191

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 40-F

[Check one]
☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2022	Commission File Number: 1-31556

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

Subordinate Voting Shares	22,576,535
Multiple Voting Shares	1,548,000

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

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act. Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

PRINCIPAL DOCUMENTS

The following documents have been filed by Fairfax Financial Holdings Limited (the “Registrant”) as part of this Annual Report on Form 40-F:

1.	Annual Information Form dated March 10, 2023 attached as Exhibit 99.1 hereto.
2.	Audited Consolidated Financial Statements of the Registrant as of December 31, 2022 and 2021 and for the two years in the period ended December 31, 2022 and the related notes, Management’s Report on Internal Control over Financial Reporting and the Report of Independent Registered Public Accounting Firm, attached as Exhibit 99.2 hereto.
3.	Management’s Discussion and Analysis of Financial Condition and Results of Operations dated March 10, 2023 attached as Exhibit 99.3 hereto.

CERTIFICATIONS

The certifications required by (i) Rule 13a-14(a) or Rule 15d-14(a) and (ii) Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code are included in Exhibits 99.6 and 99.7 hereto, respectively.

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

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The effectiveness of the Registrant’s internal control over financial reporting as at December 31, 2022 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included in Exhibit 99.2 hereto and is incorporated by reference herein.

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

NOTICES PURSUANT TO REGULATION BTR

The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the year ended December 31, 2022.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

For details on the Registrant’s principal accountant fees payable to PricewaterhouseCoopers LLP (Toronto, Canada; PCAOB Firm ID: 271) and its member firms for the years ended December 31, 2022 and December 31, 2021, as well as a description of the nature of each category of fees, see the information under “Audit Committee” in the Registrant’s Annual Information Form dated March 10, 2023, included as Exhibit 99.1 hereto.

Pre-Approval Policies and Procedures

The Registrant’s Audit Committee has adopted a pre-approval policy with respect to permitted audit and non-audit services. Non-audit services are expected to relate primarily to securities offerings, tax advisory services and other recurring services. Under the policy, non-audit service requests and associated estimated fees payable by the Registrant and its subsidiaries must be submitted prior to the initiation of the services in advance of each financial quarter for pre-approval by the Registrant’s Audit Committee. Requests by the Registrant or its subsidiaries for pre-approval of non-audit services (other than those with estimated fees payable in immaterial amounts discussed below) within any financial quarter must be submitted to the Registrant’s chief financial officer and pre-approved by the Chair of the Audit Committee and must be presented to the Audit Committee at its next meeting. The Audit Committee has pre-approved in principle certain types of immaterial, non-audit services and during any quarter, the Registrant’s chief financial officer may approve requests for such services of less than US $75,000 per item subject to an aggregate quarterly limit of US $250,000.

For the year ended December 31, 2022, none of the services described above were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant and its subsidiaries have certain security arrangements and commitments that have financial implications. These arrangements are described in Note 20 to the Registrant’s audited consolidated financial statements for the year ended December 31, 2022, included as Exhibit 99.2 hereto.

CONTRACTUAL AND OTHER OBLIGATIONS

The Registrant’s material cash requirements from known contractual and other obligations as at December 31, 2022, including provisions for claim liability, long term debt principal and interest payments, purchase obligation and other liabilities payments and operating lease payments, are described in Notes 8, 15, 22, 23 and 24 of the Registrant’s audited consolidated financial statements for the year ended December 31, 2022, included as Exhibit 99.2 hereto.

MINE SAFETY DISCLOSURE

The Registrant is not currently required to disclose the information required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

FORWARD-LOOKING INFORMATION

A number of statements in the documents incorporated by reference in this Form 40-F constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Please refer to the paragraph under the heading “Forward-Looking Statements” in the Management’s Discussion and Analysis of Financial Condition and Results of Operations dated March 10, 2023, including Management’s Report on Internal Control over Financial Reporting incorporated by reference herein, attached as Exhibit 99.3 hereto and forming an integral part of this document, for a discussion of risks, uncertainties and assumptions that could cause actual results to vary from those forward-looking statements.

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

The Registrant has previously filed with the Commission a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Date: March 10, 2023	By:	/s/ Eric P. Salsberg
		Name:	Eric P. Salsberg
		Title:	Vice President and Corporate Secretary

EXHIBIT INDEX

99.1	Annual Information Form dated March 10, 2023
99.2

Audited Consolidated Financial Statements of the Registrant as of December 31, 2022 and 2021 and for the two years in the period ended December 31, 2022 and the related notes, Management’s Report on Internal Control over Financial Reporting and the Report of Independent Registered Public Accounting Firm

99.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations dated March 10, 2023
99.4

The information under “Statement of Corporate Governance Practices” in the Registrant’s Management Proxy Circular, dated March 10, 2023 in connection with the annual meeting of shareholders to be held on April 20, 2023, is incorporated herein by reference to Exhibit 99.1 to the Registrant’s Report on Form 6-K furnished to the Securities and Exchange Commission on March 10, 2023

99.5	Consent of PricewaterhouseCoopers LLP
99.6	Rule 13a-14(a)/15d-14(a) Certifications:
Certification of Registrant’s Chief Executive Officer
Certification of Registrant’s Chief Financial Officer
99.7*	Section 1350 Certifications:
Certification of Registrant’s Chief Executive Officer
Certification of Registrant’s Chief Financial Officer
101	Interactive Data File (formatted as Inline XBRL)
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

* Such certifications are not deemed “filed” for purposes of Section 18 of the Exchange Act or otherwise subject to the liability of that section. Such certifications will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the Registrant specifically incorporates it by reference.