Form 40-F
period 2023-12-31
FAIRFAX FINANCIAL HOLDINGS LTD/ CAN
filed 2024-03-08
CIK 915191

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 40-F

[Check one]
☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2023	Commission File Number: 001-31556

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

Subordinate Voting Shares	22,254,478
Multiple Voting Shares	1,548,000

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

PRINCIPAL DOCUMENTS

The following documents have been filed by Fairfax Financial Holdings Limited (the “Registrant”) as part of this Annual Report on Form 40-F:

1.	Annual Information Form dated March 8, 2024 attached as Exhibit 99.1 hereto.
2.	Audited Consolidated Financial Statements of the Registrant as of December 31, 2023 and 2022 and for the two years in the period ended December 31, 2023 and the related notes, Management’s Report on Internal Control over Financial Reporting and the Report of Independent Registered Public Accounting Firm, attached as Exhibit 99.2 hereto.
3.	Management’s Discussion and Analysis of Financial Condition and Results of Operations dated March 8, 2024 attached as Exhibit 99.3 hereto.

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

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The effectiveness of the Registrant’s internal control over financial reporting as at December 31, 2023 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included in Exhibit 99.2 hereto and is incorporated by reference herein.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There was no change in the Registrant’s internal control over financial reporting that occurred during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting. See “General Development of the Business” contained in the Annual Information Form, filed as Exhibit 99.1 to this Annual Report and is incorporated by reference herein.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

NOTICES PURSUANT TO REGULATION BTR

The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the year ended December 31, 2023.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

For details on the Registrant’s principal accountant fees payable to PricewaterhouseCoopers LLP (Toronto, Canada; PCAOB Firm ID: 271) and its member firms for the years ended December 31, 2023 and December 31, 2022, as well as a description of the nature of each category of fees, see the information under “Audit Committee” in the Registrant’s Annual Information Form dated March 8, 2024, included as Exhibit 99.1 hereto.

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

For the year ended December 31, 2023, none of the services described above were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant and its subsidiaries have certain security arrangements and commitments that have financial implications. These arrangements are described in Note 20 to the Registrant’s audited consolidated financial statements for the year ended December 31, 2023, included as Exhibit 99.2 hereto.

CONTRACTUAL AND OTHER OBLIGATIONS

The Registrant’s material cash requirements from known contractual and other obligations as at December 31, 2023, including liability for incurred claims for insurance contracts, operating lease payments, long term debt principal and interest payments and purchase obligation and other liabilities payments, are described in Notes 8, 14, 15, 21 and 22 of the Registrant’s audited consolidated financial statements for the year ended December 31, 2023, included as Exhibit 99.2 hereto.

MINE SAFETY DISCLOSURE

The Registrant is not currently required to disclose the information required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

FORWARD-LOOKING INFORMATION

A number of statements in the documents incorporated by reference in this Form 40-F constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Please refer to the paragraph under the heading “Forward-Looking Statements” in the Management’s Discussion and Analysis of Financial Condition and Results of Operations dated March 8, 2024, including Management’s Report on Internal Control over Financial Reporting incorporated by reference herein, attached as Exhibit 99.3 hereto and forming an integral part of this document, for a discussion of risks, uncertainties and assumptions that could cause actual results to vary from those forward-looking statements.

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

FAIRFAX FINANCIAL HOLDINGS LIMITED

Date: March 8, 2024	By:	/s/ Eric P. Salsberg
		Name:	Eric P. Salsberg
		Title:	Vice President and Corporate Secretary

EXHIBIT INDEX

99.1	Annual Information Form dated March 8, 2024
99.2

Audited Consolidated Financial Statements of the Registrant as of December 31, 2023 and 2022 and for the two years in the period ended December 31, 2023 and the related notes, Management’s Report on Internal Control over Financial Reporting and the Report of Independent Registered Public Accounting Firm

99.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations dated March 8, 2024
99.4

The information under “Statement of Corporate Governance Practices” in the Registrant’s Management Proxy Circular, dated March 8, 2024 in connection with the annual meeting of shareholders to be held on April 11, 2024, is incorporated herein by reference to Exhibit 99.1 to the Registrant’s Report on Form 6-K furnished to the Securities and Exchange Commission on March 8, 2024

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