Form 40-F
period 2024-12-31
FAIRFAX FINANCIAL HOLDINGS LTD/ CAN
filed 2025-03-07
CIK 915191

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 40-F

[Check one]
☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or
☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2024	Commission File Number: 001-31556

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

Fairfax (US) Inc.

401 East Corporate Drive,

Suite 200

Lewisville, Texas 75057 U.S.A.

(972) 318-6100

(Name, address (including zip code) and telephone number (including area code)

of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934 (“Exchange Act”).

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
None	N/A	N/A

Securities registered or to be registered pursuant to Section 12(g) of the Exchange Act.

Subordinate Voting Shares

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Exchange Act.

None

(Title of Class)

For annual reports, indicate by check mark the information filed with this form:

☒ Annual information form ☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Subordinate Voting Shares	20,919,696
Multiple Voting Shares	1,548,000

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.      ☒

If securities are registered pursuant to Section 12(b) of the Exchange Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

PRINCIPAL DOCUMENTS

The following documents have been filed by Fairfax Financial Holdings Limited (the “Registrant”) as part of this Annual Report on Form 40-F:

1.	Annual Information Form dated March 7, 2025 attached as Exhibit 99.1 hereto.
2.	Audited Consolidated Financial Statements of the Registrant as of December 31, 2024 and 2023 and for the two years in the period ended December 31, 2024 and the related notes, Management’s Report on Internal Control over Financial Reporting and the Report of Independent Registered Public Accounting Firm, attached as Exhibit 99.2 hereto.
3.	Management’s Discussion and Analysis of Financial Condition and Results of Operations dated March 7, 2025 attached as Exhibit 99.3 hereto.

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

ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM

The effectiveness of the Registrant’s internal control over financial reporting as at December 31, 2024 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included in Exhibit 99.2 hereto and is incorporated by reference herein.

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

NOTICES PURSUANT TO REGULATION BTR

The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the year ended December 31, 2024.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

For details on the Registrant’s principal accountant fees payable to PricewaterhouseCoopers LLP (Toronto, Canada; PCAOB Firm ID: 271) and its member firms for the years ended December 31, 2024 and December 31, 2023, as well as a description of the nature of each category of fees, see the information under “Audit Committee” in the Registrant’s Annual Information Form dated March 7, 2025, included as Exhibit 99.1 hereto.

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

For the year ended December 31, 2024, none of the services described above were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant and its subsidiaries have certain security arrangements and commitments that have financial implications. These arrangements are described in Note 20 to the Registrant’s audited consolidated financial statements for the year ended December 31, 2024, included as Exhibit 99.2 hereto.

CONTRACTUAL AND OTHER OBLIGATIONS

The Registrant’s material cash requirements from known contractual and other obligations as at December 31, 2024, including liability for incurred claims for insurance contracts, operating lease payments, long term debt principal and interest payments and purchase obligation and other liabilities payments, are described in Notes 8, 14, 15, 21 and 22 of the Registrant’s audited consolidated financial statements for the year ended December 31, 2024, included as Exhibit 99.2 hereto.

MINE SAFETY DISCLOSURE

The Registrant is not currently required to disclose the information required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

FORWARD-LOOKING INFORMATION

A number of statements in the documents incorporated by reference in this Form 40-F constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Please refer to the paragraph under the heading “Forward-Looking Statements” in the Management’s Discussion and Analysis of Financial Condition and Results of Operations dated March 7, 2025, including Management’s Report on Internal Control over Financial Reporting incorporated by reference herein, attached as Exhibit 99.3 hereto and forming an integral part of this document, for a discussion of risks, uncertainties and assumptions that could cause actual results to vary from those forward-looking statements.

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

(1) We have filed a written consent to service of process on Form F-X with the SEC together with this Form 40-F.

(2) Any change in the name or address of the Registrant’s agent for service of process shall be communicated promptly to the SEC by amendment to the Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

FAIRFAX FINANCIAL HOLDINGS LIMITED

Date: March 7, 2025	By:	/s/ Derek Bulas
		Name:	Derek Bulas
		Title:	Vice President, Chief Legal Officer and Corporate Secretary

EXHIBIT INDEX

99.1	Annual Information Form dated March 7, 2025
99.2

Audited Consolidated Financial Statements of the Registrant as of December 31, 2024 and 2023 and for the two years in the period ended December 31, 2024 and the related notes, Management’s Report on Internal Control over Financial Reporting and the Report of Independent Registered Public Accounting Firm

99.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations dated March 7, 2025
99.4

The information under “Statement of Corporate Governance Practices” in the Registrant’s Management Proxy Circular, dated March 7, 2025 in connection with the annual meeting of shareholders to be held on April 10, 2025, is incorporated herein by reference to Exhibit 99.1 to the Registrant’s Report on Form 6-K furnished to the Securities and Exchange Commission on March 7, 2025

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